Form 10-K405, Exhibit 13
period 1999-12-31
ANTHONY & SYLVAN POOLS CORP
filed 2000-03-30
CIK 1067606

                             ANTHONY & SYLVAN POOLS


                                      SWIM


                                    [PHOTOS]
                               1999 ANNUAL REPORT

                                 [PHOTOGRAPHS]
                           DESIGN: DIX & EATON, INC.

                                  [PHOTOGRAPH]



                              FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)       1999                  1998                 change
--------------------------------------------------------------------------------------------------------------
Net sales                                        $184,713              $155,765             $+28,948

Gross profit                                       47,743                41,892               +5,851

Income from operations                              3,453                 5,538               -2,085

Net income                                          1,017                 2,188               -1,171

Net income per share diluted                         0.27                  0.58                -0.31

Cash flow from operations                           6,200                 1,019               +5,181

Total assets                                       55,507                54,273               +1,234

Total debt                                          4,764                29,865              -25,101

Shareholders' equity                               30,572                 6,741              +23,831

Debt to total capital                                 13%                   82%                   --
--------------------------------------------------------------------------------------------------------------

[LOGO]

ANTHONY & SYLVAN POOLS

We are a company rich in tradition with a 54-year legacy of satisfied pool and spa customers. Our goal is to be the leading in-ground concrete residential pool sales and installation company in the nation. We will grow by opening new offices, acquisitions, internal start-ups in new markets, increased retail sales, and expanded renovation services.


                                [PHOTO OF LOGO]
                      The Anthony & Sylvan tile Seal of
                      distinction appears on each pool we
                      design and build.




CONTENTS

financial highlights                              1

letter to shareholders                            2

where america swims                               3

opportunity for growth                            6

customer service building loyalty                 8

financial review                                  9

locations map                                    24

                            A LETTER TO SHAREHOLDERS


[PHOTO]
STUART D. NEIDUS
Chairman and Chief
Executive Officer



Dear Fellow Shareholders:



I am very pleased to be writing to our shareholders in our first Annual Report as a public company. Anthony & Sylvan Pools ("A&S"), founded in 1946 and having installed more than 330,000 in-ground concrete swimming pools, is a company rich in tradition. We are among the largest sellers and installers of in-ground concrete swimming pools in the country and the only publicly traded company providing such services.

1999 was an exciting year in which A&S began a new chapter in a distinguished history. Going forward, we see many opportunities for exciting growth, creating value-added benefits for our customers, establishing stronger ties with our vendors and business partners, providing greater opportunities for personal growth and financial gain for our dedicated employees, and enhancing shareholder value.

FINANCIAL POSITION In August 1999, our former parent merged with another company, and we split off into a stand-alone public company with a healthy $7 million in cash, $35 million in equity and virtually no debt. Based on our financial strength, we established a $35 million revolving credit facility with a group of banks. With little need for fixed assets or additional working capital other than for seasonal fluctuations, this facility will enable us to make strategic investments we deem appropriate.

         The split-off made 1999 a year of transition for A&S. Our revenues increased to a record $184.7 million from $155.8 million in 1998, an increase of
18.5 percent. Much of the increase in 1999 revenues resulted from the Pools By Andrews acquisition in August 1998. That acquisition established A&S in eight new markets in Florida and added critical mass in the large Orlando market. Transition matters, though, and rising labor costs in tight labor markets that were not offset by price increases, hurt our profits. Income from operations was $3.5 million versus $5.5 million, and net income was $1.0 million versus $2.2 million in 1999 and 1998, respectively.

GROWTH STRATEGIES Anthony & Sylvan's primary objective is to be the leading, most innovative and quality-focused in-ground concrete residential pool sales and installation company in the nation and in each market we serve. Today, we operate in 26 markets through 44 sales offices. Estimates are that the 10 largest companies in our industry together account for less than 15 percent of the total market. Our primary strategies for growth consist of two key elements:

- Increasing our market share in existing markets by opening new offices, hiring additional sales designers and increasing our marketing efforts.

- Expanding into markets not currently served by Anthony & Sylvan (see map on page 24) through acquisition or internal start-up.

         Our industry is consolidating, and we are routinely contacted by owners of pool companies expressing an interest in selling to A&S. In discussions with these owners, they see the many operating benefits that come from joining a national company, as well as the value of our depth of financial and human resources to serve customers better. Our goal is to identify and acquire the very best businesses with outstanding reputations and successful leadership with the desire to remain involved in growing the business.

         Although growth is somewhat slower with a start-up versus an acquisition, the capital required is minimal. If we are unable to acquire companies within the financial parameters we have established, we will not sacrifice long-term profits for faster short-term growth.

[PHOTO]




         There are two other facets to our business: we operate 18 retail stores that sell consumables, replacement parts, equipment and pool supplies; and we provide renovation services for customers wanting to update their pools and spas. Today, both of these businesses are focused mostly in the Northeast and are very modest in size. Our plan is to diversify into additional geographic markets that enable us to leverage the relationships we have with customers in products that we understand, are synergistic and provide leadership opportunities. Accordingly, we have undertaken a review of these businesses including a possible Internet-based strategy.

AN ALIGNED AND INVESTED MANAGEMENT TEAM In December 1999, we announced that A&S repurchased a block of 1,037,000 common shares in a private transaction primarily from a group of related family trusts. The purchase of this large block of shares, representing approximately 32 percent of the Company's 3.3 million outstanding shares, reflects management's confidence in the Company's long-term growth prospects and profitability.

         Simultaneous with the buyback, the Company announced the establishment of the executive and director Leveraged Stock Purchase Plan. Under this plan, the more A&S stock purchased by executives and directors, the greater the potential long-term incentive award and stock option grant. The financial upside from buying shares, the long-term incentive program and the stock option grant are all directly tied to the Company's stock performance. I am pleased to report that 100 percent of the eligible participants purchased shares in the program.

         In total, since we became a public company in August 1999, our officers and directors have purchased approximately 1 million shares, investing $6.7 million in the Company. As further evidence of the importance we place on aligning management's interests with those of our shareholders, the compensation of our Board is paid entirely in Company stock. As large shareholders, we are personally motivated to enhance shareholder value.

PEOPLE AND ORGANIZATION We believe that our key to success is people. To that end, we have committed to a level of professionalism that will put the A&S organization on par with the opportunities we perceive. Among the most noteworthy additions to the A&S team in the last several months are four new corporate vice presidents. They are: Marty Degnan, who joined us from Rubbermaid Inc. as our general counsel; Jim Francis, who joined us from BFGoodrich to lead human resources; Rick Mills, who heads up development, joined us from Essef Corporation; and Tony Pizzelanti, who comes to us from M.A. Hanna Company, where he directed technology and was chief information officer. In addition, as most recently announced, Bill Evanson joined us as executive vice president and chief financial officer, coming from Premier Farnell plc.

         To further support our commitment to customer service, we have created a structure that combines the benefits of the national support network with the success of our local entrepreneurial roots. Unique in our industry, this national support network focuses on new products, techniques and technologies, while our strong local leadership teams are empowered to make decisions and are compensated based on customer satisfaction and financial results.

OUTLOOK We are optimistic about the outlook for A&S as we go into 2000. There are numerous opportunities for growth. The positions that we have built in our markets give us the confidence that we can continue to increase our market share. Our national infrastructure is in place to support expansion. We have the financial capacity to fund our investments. And we have a strong, committed, passionate group of employees whose efforts have made us the industry leader - quantitatively and qualitatively speaking.

         I am grateful to our shareholders for expressing confidence in us and to our employees for their hard work and dedication. I would also like to express a special thanks to the thousands of customers, who each year demonstrate their satisfaction by referring us to their neighbors, friends and relatives. The joy we see on the faces of our customers living their backyard dreams provides the fuel that drives us to be the best.

                                   Sincerely,

                              /s/ Stuart D. Neidus
                                Stuart D. Neidus
                      Chairman and Chief Executive Officer

                                    [PHOTO]

                            WHERE AMERICA SWIMS(TM)

More than 50 years ago, America's two greatest swimming pool companies were founded - Sylvan Pools (founded in Pennsylvania in 1946) and Anthony Pools (founded in California in 1947). From the beginning, these two companies were different from other swimming pool builders. Both were innovators in design and construction, excelled in their field and expanded throughout the country. Over the years, both companies grew to become nationally prominent names within the industry. Their names appear on more than 330,000 swimming pools from New York to Hollywood and many places in between.


In 1996, these two swimming pool giants joined forces as Anthony & Sylvan Pools Corporation, which is currently one of the largest installers of concrete in-ground residential swimming pools and spas in the United States. We offer customers from coast to coast unmatched quality and value in our custom-designed pools and spas, our renovation services and our retail stores.

[PHOTO]

In 1997, Anthony & Sylvan became a division of Essef Corporation, a manufacturer and distributor of swimming pool and spa equipment and other products used in the treatment, movement, storage and enjoyment of water. As a division of Essef, Anthony & Sylvan experienced significant growth through acquisitions. The August 1998 acquisition of Pools by Andrews was particularly significant in that it established Anthony & Sylvan in eight new Florida markets and added strength in Orlando.

The latest chapter in Anthony & Sylvan's rich history began on August 10, 1999. In conjunction with Essef's merger with another company, Anthony & Sylvan split off into a stand-alone public company. Anthony & Sylvan common shares began trading on the Nasdaq SmallCap Market on August 11, 1999, under the symbol SWIM. Coming out of the split-off with virtually no debt, $7 million in cash, $35 million in equity, and a $35 million credit agreement makes Anthony & Sylvan one of the strongest companies in the industry.

Our trademark, Where America Swims(TM), clearly represents our base of more than 330,000 pools installed to date and a reputation that is synonymous with quality and integrity. Every year, we fulfill the backyard dreams of thousands of families through a network of 44 sales and design offices, serving 26 metropolitan markets in 16 states. In 1999, Anthony & Sylvan sold and installed approximately 6,000 pools - among the highest total of any company in the growing U.S. market.

                                 [PHOTOGRAPHS]















         The backyard pool is a lifelong oasis for fun and relaxation.

                                    [PHOTO]

                            OPPORTUNITY FOR GROWTH

Our customers' backyard dreams are limited only by their imagination, lifestyle and property size. Americans are investing in leisure activities involving the entire family and circle of friends, as well as in improved health and fitness activities. A new pool can be a haven for children to play volleyball or "Marco Polo"; a private oasis to sit by a waterfall or soak in a spa with that special someone; a personal training site for an Olympic swimmer or a senior citizen participating in water aerobics; or the perfect site for entertaining family, friends and co-workers. Our sales designers can create an unlimited variety of pool designs to provide homeowners with the perfect venue for fun, relaxation and entertainment.

[PHOTO]

Accessories and features such as fiber optic underwater lighting systems, spas, sheer descent edges and waterfalls can complement a homeowner's landscaping and create that personal touch. The latest innovations in operating and purification systems, automatic pool cleaners and computerized remote controls to turn on filters or warm up a spa make a pool practically maintenance-free.

Our plan for growth calls for us to expand our pool and spa sales and installation business in two primary ways:

- First, increase our market share within existing markets where we have strong name recognition. Our plans for 2000 include opening 8 to 12 new offices, hiring additional professional sales designers and increasing our marketing efforts.


- Second, expand into new markets through acquisition or internal start-up. There are countless new market opportunities throughout the country for A&S. This potential for geographic expansion, combined with industry fragmentation, offers outstanding growth opportunities for a national organization like A&S.

In some markets, we also offer renovation and modernization services to update existing pools. Our growth plans include expanding our renovation services into other markets beyond those we currently serve and targeting all in-ground pools. National Spa & Pool Institute (NSPI) statistics indicate there are more than 3 million in-ground pools in use today. Expanding into geographies where we can perform this type of work during the pool building "off-season" will further reduce the seasonality of our operations.

Eighteen of our sales design centers include adjacent retail outlets. These outlets offer a complete line of complementary products, from the necessities such as heaters, filters, lights and chemicals, to the "extras" such as flotation devices and water sports accessories. The aftermarket sale of pool chemicals allows us to build strong customer relationships long after a pool is installed.

With an expanding sales and installation business, growth in renovation and modernization services, and higher revenue opportunities from retail sales, Anthony & Sylvan has the opportunity, and the financial means, to grow.

         ANTHONY & SYLVAN POOLS CAN MAKE EVERY DAY SEEM LIKE A VACATION




                                 [PHOTOGRAPHS]

                              SUMMER BY THE POOL.

                                    [PHOTO]
                        CUSTOMER SERVICE BUILDS LOYALTY


At Anthony & Sylvan, customer service means offering the latest products, building with the best techniques, communication, responsiveness and high-quality work. This focus on the customer enables us to sustain the success of the past 50 years and continue to deliver a quality product that will provide families with years of enjoyment and relaxation.

We welcome the challenge of customers who expect and even demand quality customer service, and we have implemented systems to gauge our ability to meet their expectations. For example, we survey every customer at the completion of the installation. This program provides us with feedback to improve processes, management and delivery time.

In return, they exhibit a great degree of loyalty toward Anthony & Sylvan, as they contact us to build not only their second pool, but also their third and fourth. In our newly opened Ohio office, for example, such loyalty became apparent when a customer asked us to re-create a pool we had installed years before at his previous home in New Jersey.

Every employee understands that customer service means referrals, and referrals mean success. Our customer base is continually expanding through referrals from satisfied customers and because of our reputation for high-quality work.

Anthony & Sylvan leads the industry with innovative programs and sales and marketing techniques. Our Solid Gold Warranty program covers the pool structure, filter tank, heater and other integral components. Selecting Anthony & Sylvan gives homeowners peace of mind in knowing that their installer will still be in business if their pool needs maintenance or renovation.



[PHOTO]



We arm our sales designers with laptop computers and an interactive multimedia presentation to help customers understand the installation process. Our CD-ROM and Web site also give potential customers ideas on the wide variety of custom-designed swimming pools and spas that we offer. Also through our Web site, we offer customers an online credit application through our financial partner that provides quick responses on financing options.

Our commitment to customer satisfaction would be hollow without the efforts of our dedicated employees. We are committed to maintaining strong local leadership teams in each market. We empower those teams to make decisions that are in the best interests of their customers, with local incentives based on customer satisfaction and financial results.

At the same time, we are unique among pool companies in having a group of professionals at the national level who have responsibility for core functions such as sales, marketing, procurement, information technology, finance and human resources. Having a strong national support system enables us to make investments in the latest products, techniques and technologies that will benefit our customers. The combination of our national support system and our local focus on serving customers is what makes Anthony & Sylvan a special company to work for, do business with, and invest in.

                           CONSOLIDATED BALANCE SHEETS



Anthony & Sylvan Pools Corporation and Subsidiary

December 31, 1999 and 1998
-----------------------------------------------------------------------------------------
(Dollars in thousands)                                               1999         1998
-----------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and cash equivalents                                       $    533     $     --
   Contract receivables, net of allowance for doubtful accounts
     of $1,191 and $1,085, respectively                               8,101       10,307
   Inventories                                                        5,282        4,336
   Prepayments and other                                              2,488        2,052
   Deferred income taxes                                              2,584        1,948
-----------------------------------------------------------------------------------------
       Total current assets                                          18,988       18,643
Property, Plant and Equipment, at cost:
   Land                                                               1,160        1,160
   Buildings and leasehold improvements                               2,387        2,180
   Machinery and equipment                                            7,671        5,948
-----------------------------------------------------------------------------------------
       Total                                                         11,218        9,288
   Less accumulated depreciation                                      3,111        2,030
-----------------------------------------------------------------------------------------
       Net property, plant and equipment                              8,107        7,258
Other Assets:
   Goodwill, net of accumulated amortization                         27,386       28,052
   Other                                                              1,026          320
-----------------------------------------------------------------------------------------
       Total other assets                                            28,412       28,372
-----------------------------------------------------------------------------------------
       TOTAL ASSETS                                                $ 55,507     $ 54,273
=========================================================================================
Liabilities and Shareholders' Equity
Current Liabilities:
   Current maturities of long-term debt                            $    171     $    244
   Payable to Essef Corporation                                          --       29,361
   Accounts payable                                                   5,782        6,160
   Accrued expenses                                                  11,695       10,307
   Accrued income taxes                                                 451           --
-----------------------------------------------------------------------------------------
       Total current liabilities                                     18,099       46,072
Long-Term Debt                                                        4,593          260
Other Long-Term Liabilities                                           2,243        1,200
Commitments and Contingencies                                            --          --
Shareholders' Equity:
   Serial preferred shares, no par value;
     1,000,000 shares authorized, none issued                            --          --
   Common shares, no par value; 29,000,000 shares authorized,
     3,341,421 shares issued and 2,608,422 outstanding               27,395          --
   Treasury shares at cost, 732,999 shares                           (4,581)         --
   Retained earnings                                                  7,758        6,741
-----------------------------------------------------------------------------------------
       Total shareholders' equity                                    30,572        6,741
-----------------------------------------------------------------------------------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $ 55,507     $ 54,273
=========================================================================================




                 See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



Anthony & Sylvan Pools Corporation and Subsidiary

For the Years Ended December 31, 1999 and 1998, the Eight Months Ended December 31, 1997 and the Four Months Ended April 30, 1997

----------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)                                                 Eight Months     Four Months
                                                                                          Ended           Ended
                                                                                       December 31,     April 30,
                                                       1999              1998             1997             1997
---------------------------------------------------------------------------------------------------------------------------
Net sales                                            $184,713          $155,765          $98,829          $28,883
Cost of sales                                         136,970           113,873           70,814           22,291
---------------------------------------------------------------------------------------------------------------------------
Gross profit                                           47,743            41,892           28,015            6,592
Operating expenses:
   Selling                                             28,382            23,342           13,578            6,073
   Administrative                                      15,908            13,012            5,598            3,980
---------------------------------------------------------------------------------------------------------------------------
     Total operating expenses                          44,290            36,354           19,176           10,053
---------------------------------------------------------------------------------------------------------------------------
Income/(loss) from operations                           3,453             5,538            8,839           (3,461)
Interest and other expense                              1,804             1,916            1,637              303
---------------------------------------------------------------------------------------------------------------------------
Income/(loss) before income taxes                       1,649             3,622            7,202           (3,764)
Provision/(benefit) for income taxes                      632             1,434            2,649           (1,350)
---------------------------------------------------------------------------------------------------------------------------
Net income/(loss)                                     $ 1,017           $ 2,188          $ 4,553         $ (2,414)
===========================================================================================================================
Basic earnings per share                               $ 0.31            $ 0.65           $ 1.35              --
===========================================================================================================================
Diluted earnings per share                             $ 0.27            $ 0.58           $ 1.20              --
===========================================================================================================================
Weighted average basic shares outstanding               3,327             3,357            3,382              --
===========================================================================================================================
Weighted average diluted shares outstanding             3,748             3,772            3,797              --
===========================================================================================================================


                 See notes to consolidated financial statements.



                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



Anthony & Sylvan Pools Corporation and Subsidiary

For the Years Ended December 31, 1999 and 1998, and the Eight Months Ended December 31, 1997

---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                  Common            Treasury        Retained
                                                         Shares            Shares         Earnings           Total
---------------------------------------------------------------------------------------------------------------------------
Balance - May 1, 1997                                 $    --           $    --            $   --          $     --
   Net Income                                              --                --             4,553             4,553
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1997                                --                --             4,553             4,553
   Net Income                                              --                --             2,188             2,188
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1998                                --                --             6,741             6,741
   Net Income                                              --                --             1,017             1,017
   Payable to Essef Corporation contributed to
     capital at split-off                              27,241                --                --            27,241
   Purchase of common shares for treasury
     (1,109,146 shares)                                    --            (6,973)               --            (6,973)
   Issuance of shares under leveraged
     stock purchase plan (376,147 shares)                 154             2,392                --             2,546
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1999                           $27,395           $(4,581)           $7,758          $ 30,572
===========================================================================================================================


                 See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



Anthony & Sylvan Pools Corporation and Subsidiary

For the Years Ended December 31, 1999 and 1998, the Eight Months
Ended December 31, 1997 and the Four Months Ended April 30, 1997

------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                               Eight Months      Four Months
                                                                                        Ended            Ended
                                                                                     December 31,      April 30,
                                                        1999           1998            1997              1997
------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
   Net income/(loss)                                  $ 1,017         $ 2,188         $  4,553          $(2,414)
   Adjustments to reconcile net income/(loss) to net
     cash provided by/(used in) operating activities:
       Depreciation and amortization                    2,627           2,254            1,070              470
       Deferred income taxes                             (636)            964               32             (631)
       Other                                              154              --               --              116
   Changes in operating assets and liabilities net
     of assets acquired:
       Contract receivables                             2,206          (2,202)          (1,931)             491
       Inventories                                       (946)            100            1,671           (1,031)
       Prepayments and other                              262          (1,468)            (158)             218
       Accounts payable                                  (378)           (520)          (2,079)           3,251
       Accrued expenses                                 1,894            (297)          (3,845)           1,551
------------------------------------------------------------------------------------------------------------------------
Cash provided by/(used in) operating activities         6,200           1,019             (687)           2,021
------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
   Additions to property, plant and equipment          (2,971)         (2,407)          (1,019)            (259)
   Acquisition of the Company                              --              --          (21,065)              --
   Acquisition payments                                    --         $(4,747)              --               --
   Other                                                 (409)          1,404               --               --
------------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                      (3,380)         (5,750)         (22,084)            (259)
------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
   Net transactions with Essef Corporation/
     General Aquatics                                  (2,120)          4,382           23,780           (7,224)
   Proceeds/(repayments) of long-term debt              4,260            (354)            (351)           3,675
   Purchase of treasury shares                         (6,973)             --              --
   Proceeds from sale of treasury shares                2,546              --              --                --
------------------------------------------------------------------------------------------------------------------------
Cash (used in)/provided by financing activities        (2,287)          4,028           23,429           (3,549)
------------------------------------------------------------------------------------------------------------------------
Increase/(Decrease) in Cash and
   Cash Equivalents                                       533            (703)             658           (1,787)
Cash and Cash Equivalents:
   Beginning of period                                     --              703               45           1,832
   End of period                                      $   533         $   --          $    703          $    45
=========================================================================================================================
Supplemental Cash Flow Information:
   Interest paid                                      $ 1,723         $ 1,860         $  1,615          $   272
   Income taxes paid                                  $   996         $ 1,073         $  2,617          $   --
Non-Cash Financing and Investing Activities:
   Business acquisitions with Essef Corporation
     shares charged through intercompany payable      $   --          $ 1,199         $    --           $   --
   Payable to Essef Corporation contributed to
     capital at split-off                             $27,241         $   --          $    --           $   --
=========================================================================================================================


                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1
SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

BASIS OF PRESENTATION Anthony & Sylvan Pools Corporation and Subsidiary (the "Company") is among the largest residential in-ground concrete pool sales and installation businesses in the United States and operates in one business segment.

0n August 10, 1999, a third party (the "Acquiring Party") acquired Essef Corporation ("Essef"), the Company's former parent, in a merger transaction that included the Company being split-off to Essef's common shareholders through a taxable distribution of 100% of the Company's shares as part of the merger consideration. The split-off was accomplished through the distribution of 0.25 shares of common stock for every share of Essef common stock held at the time of the distribution. Immediately prior to the split-off, the Company amended its articles of incorporation to provide for the issuance of up to 1,000,000 serial preferred shares and 29,000,000 shares of common stock.

                                    [PHOTO]

The Company, Essef and the Acquiring Party have entered into various agreements that provide for administrative services, tax sharing and indemnification (the "Agreements"). Among other things, these Agreements provided for the Company to pay a dividend of $17,000,000, subject to certain adjustments, to Essef with the balance of the intercompany payable being contributed to capital retroactive to the split-off date. The potential adjustments to the $17,000,000 primarily related to the net tax benefit, as defined in the Agreements, realized by Essef from the exercise of employee stock options net of the corporate tax payable from the split-off. Pursuant to the Agreements, the calculation of adjustments has been completed and the Company was not required to pay Essef any of the $17,000,000. As such all of the Company's debt to Essef, which totaled $27,241,000 at the date of the split-off, was contributed to the Company's capital, increasing shareholder's equity to approximately $34,700,000 at the date of the split-off.

On May 1, 1997, substantially all of the Company's operating assets were acquired and certain of its liabilities were assumed by Essef as part of its acquisition of General Aquatics, Inc., of which the Company's predecessor Anthony & Sylvan, Inc. (the "Predecessor") was a subsidiary. The financial statements presented herein for the four months ended April 30, 1997 have been presented under the Predecessor's historical basis of accounting and do not reflect any adjustments that would be required as a result of the acquisition by Essef. The separate financial statements issued for the periods after the acquisition contemplate the adjustments required under the purchase method of accounting. Company management believes that the results of operations for the Company from the date of acquisition through August 10, 1999, the date of the split-off, reflect all material expenses of the Company assuming it were organized as a stand-alone legal entity including specifically identifiable costs incurred by Essef on behalf of, and charged to, the Company.

CONSOLIDATION The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid short-term investments with initial maturities of three months or less to be cash equivalents.

FINANCIAL INSTRUMENTS The Company has financial instruments that consist primarily of cash and cash equivalents, receivables, payables and debt instruments. The Company has determined that the estimated fair value of its financial instruments approximates carrying value.

The Company's credit risk is limited due to the large number of customers comprising the Company's customer base and their geographical dispersion.

INVENTORIES Inventories consist of materials and equipment purchased for installation in pools and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. At December 31, 1999 and 1998, the Company has a reserve on these inventories of $157,000 and $234,000, respectively.

PROPERTY, PLANT AND EQUIPMENT Depreciation is computed using the straight-line method for financial reporting purposes. Accelerated methods are used for tax reporting purposes. Assets, valued at cost, are generally being depreciated over their useful lives as follows: buildings, 30 years; and machinery and equipment, 3 to 15 years.

                                    [PHOTO]

GOODWILL Goodwill arising from the acquisition of the Company by Essef and from subsequent business acquisitions is amortized using the straight-line method over forty years. Accumulated amortization at December 31, 1999 and 1998, was $1,742,000 and $1,043,000, respectively. The Company continually evaluates the recoverability of goodwill by comparing the book value of such assets to expected future cash flows of the acquired businesses on an undiscounted basis, over the remaining amortization period of the asset. At December 31, 1999, no impairment has been recorded.

WARRANTY The Company accrues an estimate of warranty claims based on its estimate of the aggregate liability for claims based on the Company's historical experience. The portion of claims the Company estimates will not be paid within one year is included in other long-term liabilities.

INCOME TAXES The provision for income taxes includes federal, state and local taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets. Until August 10, 1999, the Company was included in the consolidated federal income tax return of Essef. All tax amounts were recorded prior to the split-off as if the Company filed separate federal and state tax returns as a stand-alone entity for those periods.

REVENUE RECOGNITION Revenue from pool installation contracts is recognized on the percentage-of-completion accounting method based on the proportion of total costs incurred on the contract as a percentage of total estimated contract costs. Revisions in cost and revenue estimates are reflected in the period in which the facts requiring such revisions become known. Provision is made currently for estimated losses on uncompleted installations. The majority of the Company's contracts call for progress payments to be made while completing individual phases of the installation until the final phases of installation, at which time the remaining portion is recognized as a contract receivable. Progress payments in excess of revenue recognized are classified as billings in excess of costs and estimated earnings on uncompleted contracts and are included in accrued expenses. Unbilled contract receivables are not material at any point in time. Contract costs include direct material, labor, subcontract costs and overheads. Selling and administrative expenses are charged to income as incurred.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain reclassifications have been made to the 1998 and 1997 consolidated financial statements to make the presentation consistent with the current period.

2
EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is based on the combined weighted average number of shares outstanding including the assumed exercise or conversion of options. The treasury stock method is used in computing diluted earnings per share. For the periods prior to the split-off and subsequent to the Company's acquisition by Essef, earnings per share is calculated based on the number of shares that would have been outstanding assuming the split-off had occurred at the beginning of the period shown. Earnings per share information is not presented for the periods prior to the Company's acquisition by Essef as such information would not be meaningful. The calculations are as follows:




-----------------------------------------------------------------------------
(In thousands, except per share data)            Eight Months
                                                    Ended
                                                  December 31,
                                  1999      1998      1997
-----------------------------------------------------------------------------
Numerator:
   Net income available to
     common shareholders        $1,017     $2,188     $4,553
=============================================================================
Denominator:
    Weighted average common
      shares outstanding         3,327      3,357       3,382
   Dilutive effect of
     stock options                 421        415        415
-----------------------------------------------------------------------------
Denominator for net income
   per diluted share             3,748      3,772      3,797
=============================================================================
Earnings per share:
   Basic                        $ 0.31     $ 0.65     $ 1.35
   Diluted                      $ 0.27     $ 0.58     $ 1.20
=============================================================================


3
RELATED PARTY TRANSACTIONS

With the exception of certain capitalized lease obligations, from May 1, 1997 to June 30, 1999, the Company did not have external sources of borrowings, and, as such relied upon Essef as its primary source of funding. There was no interest charged on the intercompany account between June 30, 1999 and the date of the split-off, August 10, 1999. Interest was charged at an average rate of 10.6% for the six-month period ended June 30, 1999. Total interest charges on the intercompany account for the six months ended June 30, 1999, the year ended December 31, 1998 and the eight months ended December 31, 1997 were $1,683,000, $1,860,000 and $1,601,000, respectively. At the date of the split-off, the balance of the intercompany account was contributed to capital (see Note 1). For the period prior to May 1, 1997, the Predecessor relied upon General Aquatics as its primary source of funding and for cash management activities.

From May 1, 1997 through August 10, 1999, the Company purchased swimming pool and spa equipment used in its swimming pool installations from other companies who were also wholly owned subsidiaries of Essef. These purchases were made on an arm's length basis, on terms similar to which those companies sell to their other customers, and were not subject to any long-term supply agreements. Total purchases from these related companies for the period from January 1, 1999 through August 10, 1999, the year ended December 31, 1998, and the eight months ended December 31, 1997 were approximately $9,816,000, $10,546,000 and $2,030,000, respectively. Amounts payable by the Company to related companies of $488,000 were included in accounts payable at December 31, 1998. Prior to April 30, 1997, the Predecessor purchased swimming pool and spa equipment used in its swimming pool installations from other companies who were also wholly owned subsidiaries of General Aquatics. Total purchases from these related companies for the four months ended April 30, 1997 were approximately $1,558,000.

4
BUSINESS ACQUISITIONS

In January 1998, the Company acquired the net operating assets of Tango Pools, an installer of swimming pools in Las Vegas, Nevada, and in August 1998, it acquired Pools by Andrews, Inc., an installer of swimming pools in Florida. Consideration for these transactions of $5,946,000, including transaction costs, was paid in a combination of cash and the Parent's common stock. These acquisitions were accounted for as purchases, and thus, the purchase price has been allocated to the assets and liabilities based on their estimated fair value. The results of operations for each of the acquired entities have been included in the Company's results since the date of acquisition. The following table is a summary of these transactions:


---------------------------------------------------------------------------
(Dollars in thousands)
---------------------------------------------------------------------------

Fair value of identifiable assets acquired                      $ 3,808
Costs in excess of net assets acquired                            7,193
Less liabilities assumed                                         (5,055)
--------------------------------------------------------------------------
Net consideration paid for acquisitions                         $ 5,946
===========================================================================


On May 1, 1997, substantially all of the Company's operating assets were acquired and certain of its liabilities were assumed by Essef as part of an acquisition transaction with General Aquatics, Inc. The acquisition was accounted for as a purchase and the results of operations shown in these statements reflect the Company's results since the date of acquisition.

The following unaudited pro forma combined results of operations give effect to the Tango Pools and Pools by Andrews acquisitions as if they were completed at the beginning of 1998, and the acquisition of the Company as if it was completed at the beginning of 1997. The pro forma information has been presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisitions occurred at the beginning of the periods shown, or of the results which may occur in the future:

-----------------------------------------------------------------------------
(Dollars in thousands)                 1998               1997
-----------------------------------------------------------------------------
Net Sales                           $173,550            $127,712
Net Income                             2,574               1,697
=============================================================================

5
ACCRUED EXPENSES

Accrued expenses consists of the following at December 31:

-----------------------------------------------------------------------------
(Dollars in thousands)                 1999               1998
-----------------------------------------------------------------------------
Billings in excess of costs and
   estimated earnings on
   uncompleted contracts             $ 5,631            $ 5,196
Warranty                               1,966              1,543
Accrued compensation                   2,038              1,796
Other                                  2,060              1,772
-----------------------------------------------------------------------------
Total                                $11,695            $10,307
=============================================================================


6
LONG-TERM DEBT

Long-Term Debt Consists of the Following at December 31:

----------------------------------------------------------------------------
(Dollars in thousands)                 1999                   1998
----------------------------------------------------------------------------
Revolving credit facility             $4,500              $
Capital lease obligations                264                504
Less current maturities                 (171)              (244)
-----------------------------------------------------------------------------
Total                                 $4,593              $ 260
=============================================================================

On August 10, 1999, the Company entered into a $35 million revolving credit facility ("Credit Facility") with a group of banks. The Credit Facility, secured by the assets of the Company, matures August 10, 2002 and may be extended in one-year increments with the approval of the bank group. The Company's borrowing capacity and interest rates under the Credit Facility are based on its profitability and leverage. Interest rates are charged at increments over either Prime or LIBOR rates. In addition, a 37.5 basis points commitment fee is payable on the total amount of the unused commitment. As of December 31, 1999, the effective interest rate on all outstanding borrowings under the Credit Facility was 8.875% and the available borrowings were $13.7 million. The Company is in compliance with all of its debt covenants under the Credit Facility.

The Company has capital leases for the purchase of service vehicles and other equipment with a net book value of approximately $182,000 at December 31, 1999. The leases are collateralized by the service vehicles and the equipment purchased. At December 31, 1999, the total future minimum payments under these leases were $333,000, with $69,000 representing payments for future interest.

Aggregate maturities of long-term debt are the following: 2000, $171,000; 2001, $86,000; and 2002, $4,507,000.

7
INCOME TAXES

The significant components of the provision/(benefit) for income taxes are as follows:

----------------------------------------------------------------------
(Dollars in thousands)                           Eight        Four
                                                 Months       Months
                                                  Ended       Ended
                                                December 31, April 30,
                                 1999      1998    1997        1997
---------------------------------------------------------------------
Current:
   Federal                       $598   $   836   $2,397    $   (658)
   State                          136       190      220         (61)
---------------------------------------------------------------------
     Total current                734     1,026    2,617        (719)
---------------------------------------------------------------------
Deferred:
   Federal                       (97)       386       30        (578)
   State                          (5)        22        2         (53)
---------------------------------------------------------------------
     Total deferred             (102)       408       32        (631)
--------------------------------------------------------------------
     Total                      $632   $  1,434   $2,649     $(1,350)
=====================================================================


The Company's deferred tax assets at December 31, 1999 and 1998 are comprised primarily of nondeductible accruals for doubtful accounts, warranty and inventory obsolescence and the book basis of fixed assets in excess of tax basis.

The consolidated tax provision/(benefit) differs from that computed at the statutory United States tax rate of 34% as follows:

-----------------------------------------------------------------------------
(Dollars in thousands)                           Eight         Four
                                                 Months        Months
                                                  Ended        Ended
                                               December 31,   April 30,
                           1999       1998         1997         1997
------------------------------------------------------------------------------
Tax provision/(benefit)
   at statutory
   Federal rate            $561       $1,231      $2,449      $(1,280)
State income taxes           66          140         147          (75)
Other items, net              5           63          53            5
------------------------------------------------------------------------------
Provision/(benefit)
   for income taxes        $632       $1,434      $2,649      $(1,350)
=============================================================================


8
CAPITAL STOCK AND STOCK OPTION PLANS

Based on authorizations of the Board of Directors between October 27 and December 31, 1999, the Company purchased 72,100 shares of its common stock on the open market at an average price of $6.82 per share and on December 28, 1999, the Company purchased a block of 1,037,046 common shares or approximately 32% of the outstanding shares in a private transaction at $6.25 per share.

At the time of the split-off from Essef (see Note 1), stock options held by persons who became officers or directors of the Company were also split off so that the potential ownership these persons had in Essef would remain consistent with that in the Company. This resulted in the allocation to the Company of 741,557 fully vested options. Of these options, 6,050 will expire in April 2000, 646,733 in October 2000, 5,587 in January 2004 and 83,187 in September 2006. The exercise price for these options was determined based on a formula that included the Company's first day's trading price following the split-off and the original exercise price. The following table summarizes information about the Company's split-off options:


----------------------------------------------------------------
  Exercise        Number   Weighted Average Weighted Average
   Price        of Options   Remaining Life  Exercise Price
----------------------------------------------------------------
    $0.20        646,733         0.83           $0.20
    $1.62          5,587         4.08           $1.62
    $1.72         83,187         6.75           $1.72
    $3.37          6,050         0.25           $3.37
----------------------------------------------------------------
                 741,557         1.51         $0.40
----------------------------------------------------------------


                                    [PHOTO]


Also at the time of the split-off, the Company established a long-term incentive plan (the "Long-Term Incentive Plan") for employees and directors providing for 10-year options for the purchase of up to 500,000 shares of the Company's common stock. Under this plan, 278,500 initial options with an exercise price of $16 per share were granted to certain officers and directors of the Company. These options vest over periods ranging from one to five years from the date of the grant.

On December 28, 1999, as part of the Company's compensation plans, certain officers and directors of the Company were given the opportunity to purchase shares of the Company's common stock under a Leveraged Stock Purchase Plan for an amount generally up to two times their base compensation at fair market value. Under this plan, the officers and directors purchased 376,147 shares of the Company's common stock, issued from treasury, at an average price of $6.77 per share. For every share of common stock purchased under the Plan, participants received .40 of a stock option representing in total 175,000 stock options. These options have an exercise price of $6.81 and vest over periods ranging from two to five years. At the election of each officer or director, these purchases could be financed through full recourse external borrowings guaranteed by the Company and secured by the stock. The Company has agreed to advance to the participant the interest on the obligation. At December 31, 1999, the Company has guaranteed total borrowings of $2,486,000 under the Plan. If the common stock reaches levels ranging from $20 to $28 per share during certain periods over the next five years, a long-term cash incentive will be awarded to participants equal to the initial amount of the stock purchase plus any interest advanced to the participant.

The following table summarizes the activity in the Long-Term Incentive Plan from the date of the split-off.

-----------------------------------------------------------------------------
                                 Number                Price
                               of Options           Per Share
-----------------------------------------------------------------------------
Outstanding August 10, 1999          --                      --
Initial Grants                  278,500                  $16.00
Subsequent Grants               175,000                  $ 6.81
-----------------------------------------------------------------------------
Outstanding December 31, 1999   453,500            $6.81-$16.00
=============================================================================

None of these options were exercisable at December 31, 1999.

The Company applies APB Opinion No. 25 and related interpretations in accounting for stock-based compensation arrangements. Accordingly, because the options were granted at no less than fair market value, through December 31, 1999, no compensation expense has been recognized on options granted. Had compensation cost for the Company's stock options been determined based on the fair value at the grant date for awards under the Long-Term Incentive Plan consistent with the methods of SFAS No. 123, there would not have been a material impact on the Company's reported amount of net income or diluted earnings per share.

9
OPERATING LEASES

The Company leases certain of its facilities and equipment. Total rental expenses under operating leases for the years ended December 31, 1999 and 1998, the eight months ended December 31, 1997, and the four months ended April 30, 1997 were $2,391,000, $1,975,000, $1,046,000 and $536,000 respectively. Minimum annual rental commitments for the next five years under non-cancelable operating leases are the following: 2000, $1,983,000; 2001, $1,482,000; 2002,
$1,180,000; 2003, $808,000; and 2004, $529,000.

10
RETIREMENT PLANS

The Company maintains a 401(k) retirement plan covering substantially all of its employees. Participants are permitted to make pretax contributions to the plan as a percentage of compensation. The Company matches participant contributions, up to specified limits. Total Company contributions for the years ended December 31, 1999 and 1998, the eight months ended December 31, 1997, and the four months ended April 30, 1997 were $925,000, $791,000, $422,000 and $177,000, respectively.

11
LITIGATION

Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, the results of all such matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.



12
ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities," which was to be effective for the Company no later than January 1, 2000. In June 1999, the FASB issued SFAS No. 137, which delayed the required effective date for the Company until January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is currently evaluating the requirements of SFAS 133 but, based on its limited use of derivative financial instruments, does not expect it to have a material effect on the financial position and results of operations of the Company when adopted.

                              REPORT OF MANAGEMENT

Management is responsible for the preparation and accuracy of the financial statements and other information included in this report. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles using, where appropriate, management's best estimates and judgment.

                                    [PHOTO]

In meeting its responsibility for the reliability of the financial statements, the Company depends upon its system of internal controls. The system is supported by policies and guidelines, and by careful selection and training of financial management personnel. Management believes that the Company's internal control systems provide reasonable assurance that assets are safeguarded against losses from unauthorized use or disposition, that transactions are executed in accordance with management's authorization, and accounting records are reliable as a basis for preparing financial statements.

The Board of Directors through its Audit Committee, which is composed entirely of Directors who are neither officers nor employees of the Company, is responsible for determining that management fulfills its responsibilities. The Audit Committee meets periodically with management and with the independent public accountants to review and assess the activities of each in meeting their respective responsibilities.

The annual audit by the independent accountants provides an objective, independent review of management's discharge of its responsibilities as they relate to the fairness of reported operating results and financial condition. The auditors obtain and maintain an understanding of the Company's accounting and financial controls and conduct such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the Company's consolidated financial statements. The independent accountants have full access to the Audit Committee to discuss, with and without management present, the results of their audit work, the adequacy of internal accounting controls, and the quality of financial reporting.




/s/ Stuart D. Neidus
Stuart D. Neidus
Chairman and Chief Executive Officer



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

 To the Board of Directors and Shareholders, Anthony & Sylvan Pools Corporation

We have audited the accompanying consolidated balance sheets of Anthony & Sylvan Pools Corporation and Subsidiary (the "Company") as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1999 and 1998 and the eight months ended December 31, 1997. We have also audited the statements of operations and cash flows of Anthony & Sylvan Pools, Inc. (the "Predecessor") for the four-month period ended April 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, the results of the Company's operations and cash flows for the years ended December 31, 1999 and 1998 and the eight months ended December 31, 1997, and the results of the Predecessor's operations and cash flows for the four months ended April 30, 1997 in conformity with generally accepted accounting principles.




/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Cleveland, Ohio
February 18, 2000

                                    [PHOTO]


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

1999 COMPARED WITH 1998 Net sales in 1999 of $184.7 million increased 18.5% from 1998 net sales of $155.8 million. Approximately 71% of the increase was attributable to the acquisition of Pools by Andrews in Florida completed in August 1998. The remainder of the increase came from increases in average selling prices.

Gross profit increased to $47.7 million in 1999 from $41.9 million in 1998. As a percentage of sales, gross profit decreased from 26.9% in 1998 to 25.8% in 1999. The decrease was attributable to a combination of mix, as the additional units produced in Florida are smaller and at a gross profit margin lower than the Company's historical rate, and material and labor cost increases that outpaced the Company's ability to increase prices.

Operating expenses consisting of selling and administrative expenses increased by $7.9 million to $44.3 million in 1999 from $36.4 million in 1998. As a percentage of sales, operating expenses increased slightly from 23.4% in 1998 to 24.0% in the current period. The dollar increase was attributable to a combination of the operating expenses incurred within the operations acquired with Pools by Andrews, increased spending for sales and lead generating activities, and legal fees associated with certain acquisition- related activities.

Interest and other expense decreased $0.1 million from $1.9 million in 1998 to $1.8 million in the current period. Interest was paid to the Company's former Parent, Essef Corporation, through an intercompany borrowing arrangement. The intercompany borrowings were used by the Company to finance operations and acquisitions.

                                    [PHOTO]

The Company's effective tax rate was 38.3% in 1999 compared with 39.6% in 1998.

As a result of the above items, net income decreased $1.2 million to $1.0 million and earnings per diluted share decreased $0.31 per share from $0.58 per share in 1998 to $0.27 per share in 1999.

1998 Compared with 1997 Anthony & Sylvan's predecessor was a wholly owned subsidiary of General Aquatics, Inc. during the four months ended April 30, 1997. Periodic references have been made to the combined results of operations for the 12 months ended December 31, 1997 throughout this discussion and analysis. These references are made without giving effect to any pro forma adjustments, which may be required to present combined results on a consistent basis of accounting.

Net sales in 1998 of $155.8 million increased 22.0% from 1997 net sales of $127.7 million, consisting of $98.8 million for the eight months ended December 31, 1997 and $28.9 million for the four months ended April 30, 1997. The increase was attributable to a combination of increased volume within existing markets, the acquisitions of Tango Pools in January 1998 and Pools by Andrews in August 1998, and to increases in average selling prices.

Gross profit increased to $41.9 million in 1998 from $34.6 million for the year ended December 31, 1997 as a result of the increase in net sales. Gross profit as a percentage of net sales decreased slightly from 27.1% in 1997, comprised of 28.3% for the eight-month period ended December 31, 1997 and 22.8% for the four-month period ended April 30, 1997, to 26.9% in 1998. The gross profit percentage differences among the year ended December 31, 1998, the four-month period ended April 30, 1997 and the eight-month period ended December 31, 1997 were primarily related to the seasonality of the Company's business.

Operating expenses consisting of selling and administrative expenses increased by $7.2 million to $36.4 million in 1998 from $29.2 million in 1997. The expense in 1998 consisted of $19.2 million for the eight-month period ended December 31, 1997 and $10 million for the four-month period ended April 30, 1997. Operating expenses as a percentage of sales were 23.4% in 1998 compared to 19.4% in the eight-month period ended December 31, 1997 and 34.6% for the four-month period ended April 30, 1997. The percentage decrease in 1998 compared to the four-month period ended April 30, 1997 is due to the fact that this period of the year is a seasonally slow period of sales and the majority of the company's operating expenses are relatively constant. The higher percentage in 1998 compared to the eight-month period ended December 31, 1997 is primarily attributable to the inclusion of the lower-sales first four months of 1998.

                                    [PHOTO]

Interest and other expense of $1.9 million was consistent with 1997. Interest of $0.3 million for the four-month period ended April 30, 1997 was charged by the Company's predecessor. Interest for the eight-month period ended December 31, 1997 of $1.6 million and for the year ended December 31, 1998 of $1.9 million was charged by Essef based on the average outstanding payable to Essef. Increased borrowings in 1998 were offset by a lower average borrowing rate than that charged in the eight-month period ended December 31, 1997.

The effective tax rate increased from 36.8% in the eight-month period ended December 31, 1997 to 39.6% for the year ended December 31, 1998. the Company's predecessor's effective tax rate was 35.9% for the four months ended April 30, 1997.

As a result of the above items, net income in 1998 was $2.2 million compared to $4.6 million for the eight-month period ended December 31, 1997 and a loss of $2.4 million for the four months ended April 30, 1997.

LIQUIDITY AND CAPITAL RESOURCES For the year ended December 31, 1999, cash flow from operating activities was $6.2 million compared with $1.0 million in 1998. The increase came principally from a reduction in contract receivables and increases in accrued expenses including excess progress payments. Capital expenditures in 1999 were $3.0 million compared with $2.4 million in 1998. 1998 also includes acquisition payments of $4.7 million related to the purchases of Tango Pools and Pools by Andrews. In 1999, the Company expended $7.0 million under its Board-approved stock repurchase programs that were financed from existing cash resources and external bank borrowings. Additionally, the Company raised $2.5 million through the issuance of stock to certain officers and directors under various long-term plans.

On August 10, 1999, a third party acquired the Company's former Parent, Essef Corporation ("Essef"), in a merger transaction that included the Company being split off to Essef's common shareholders as part of the merger consideration. In accordance with the terms of the merger agreement, subsequent to June 30, 1999, the Company separated its cash management activities from Essef. Therefore, the Company could no longer be advanced funds from Essef while retaining its after-tax cash flow after such date. Additionally, the Company was not required to pay to Essef any of the $17,000,000 that might have been due under certain adjustment mechanisms related to the Company's split-off from Essef. As such, all of the Company's debt to Essef, which totaled $27.2 million at the date of the split-off, was contributed to the Company's capital at the date of the split-off.

On August 10, 1999, the Company entered into a $35 million revolving credit facility ("Credit Facility") with a group of banks secured by the assets of the Company. The Credit Facility matures August 10, 2002 and may be extended in one-year increments with the approval of the bank group. The Company's borrowing capacity and interest rate under the Credit Facility are based on its profitability and leverage. Interest rates are charged at increments over either Prime or LIBOR rates. In addition, a 37.5 basis points commitment fee is payable on the total amount of the unused commitment. As of December 31, 1999, the effective interest rate on all outstanding borrowings under the Credit Facility was 8.875% and the available borrowings were $13.7 million. The Company is in compliance with all of its debt covenants under the Credit Facility.

The Company believes that existing cash and cash equivalents, internally generated funds, and funds available under its line of credit will be sufficient to meet its needs.

CYCLICALITY AND SEASONALITY

The Company believes that the in-ground swimming pool industry is strongly influenced by general economic conditions and tends to experience periods of decline during economic downturns. Because the majority of the Company's swimming pool installation purchases are financed, pool sales are particularly sensitive to interest rate fluctuations and the availability of credit. A sustained period of high interest rates could result in declining sales, which could have a material adverse effect on the Company's financial condition and results of operations.

Historically, approximately 70% of the Company's revenues have been generated in the second and third quarters of the year, the peak season for swimming pool installation and use. Conversely, the Company typically incurs net losses during the first and fourth quarters of the year. Unseasonably cold weather or extraordinary amounts of rainfall during the peak sales season can significantly reduce pool purchases. In addition, unseasonably early or late warming trends can increase or decrease the length of the swimming pool season, significantly affecting sales and operating profit.

[PHOTO]

YEAR 2000 MATTERS

The Company did not experience any significant malfunction or errors in its operating or business systems when the date changed from 1999 to 2000. Based on operations since January 1, 2000, the Company does not expect any significant impact to its ongoing business as a result of the "Year 2000 issue." However, it is possible that the full impact of the date change has not been fully recognized. In addition, the Company is not aware of any significant Year 2000 or similar problems that have arisen for its current suppliers or service providers, and does not believe it would have any difficulty securing alternate sources of supply in the event that any of its current suppliers or service providers do experience Year 2000 or similar problems.

The Company's expenditure on Year 2000 readiness efforts was not material. These efforts included replacing or upgrading outdated, noncompliant hardware and software as well as identifying and remediating Year 2000 problems.

PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this report and other materials filed with the Securities and Exchange Commission (as well as information included in oral or other written statements made or to be made by the Company) contains statements that are forward-looking. All forward-looking statements are based on current expectations regarding important risk factors, including but not limited to: the costs of integrating acquired businesses; dependence on existing management; consumer spending and market conditions; weather; and year 2000 issues. Accordingly, actual results may differ from those expressed in any forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed herein will be achieved.

SELECTED FINANCIAL DATA



Anthony & Sylvan Pools Corporation and Subsidiary

---------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)        Anthony & Sylvan                               Predecessor
---------------------------------------------------------------------------------------------------------------------------
                                                                   Eight           Four
                                  Year Ended      Year Ended     Months Ended   Months Ended Year Ended      Year Ended
                                 December 31,    December 31,     December 31,   April 30,   December 31,    December 31,
---------------------------------------------------------------------------------------------------------------------------
                                     1999            1998             1997         1997         1996(1)          1995
---------------------------------------------------------------------------------------------------------------------------
OPERATING DATA
Net Sales                         $ 184,713      $ 155,765       $  98,829       $28,883     $ 112,167       $  58,569
Cost of Sales                       136,970        113,873          70,814        22,291        82,018          42,454
Gross Profit                         47,743         41,892          28,015         6,592        30,149          16,115
Gross Profit %                         25.8%          26.9%           28.3%         22.8%         26.9%           27.5%
Income from Operations                3,453          5,538           8,839        (3,461)        2,225           1,047
Net Income                            1,017          2,188           4,553        (2,414)        1,167             604
Net Income Per Diluted Share      $    0.27      $    0.58       $    1.20           N/A           N/A             N/A

BALANCE SHEET DATA
Total Assets                      $  55,507      $  54,273       $  42,620           N/A     $  20,658       $   8,721
Working Capital(2)                      889        (27,429)        (23,217)          N/A        (3,636)           (156)
Total Debt                            4,764         29,865          24,638           N/A         9,790             949
Shareholders' Equity                 30,572          6,741           4,553           N/A           N/A             N/A
Debt to Total Capital                    13%            82%             84%          N/A           N/A             N/A


OTHER DATA
Cash Flow from Operations         $   6,200      $   1,019       $    (687)      $ 2,021     $   5,461       $   5,461
Capital Expenditures                  2,971          2,407           1,019           259           329             186
Depreciation and Amortization         2,627          2,254           1,070           470         1,066             176

EBITDA                                5,999          7,736           9,887        (3,022)        3,291           1,223
Average Shares Outstanding
   Basic                              3,327          3,357           3,382           N/A           N/A             N/A
   Diluted                            3,748          3,772           3,797           N/A           N/A             N/A
Market Price of Stock
   High                           $    8.06            N/A             N/A           N/A           N/A             N/A
   Low                            $    4.00            N/A             N/A           N/A           N/A             N/A
   Period End                     $    6.94            N/A             N/A           N/A           N/A             N/A

Market Capitalization at
December 31                       $  18,371            N/A             N/A           N/A           N/A             N/A
===========================================================================================================================


(1) On March 6, 1996, the predecessor acquired Anthony Pools, whose results have been included herein since the date of acquisition.
(2) 1998 and 1997 working capital includes $29,361 and $23,780, respectively, for amounts payable to former parent.


                    UNAUDITED QUARTERLY FINANCIAL INFORMATION

---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands except per share data)
                                1st Quarter             2nd Quarter           3rd Quarter              4th Quarter
---------------------------------------------------------------------------------------------------------------------------
                               1999       1998         1999      1998         1999     1998          1999       1998
---------------------------------------------------------------------------------------------------------------------------
Net sales                    $26,422    $18,040      $62,154   $52,415      $58,483   $53,038       $37,654   $32,272
---------------------------------------------------------------------------------------------------------------------------
Gross profit                   5,703      4,371       17,721    15,487       15,849    14,499         8,470     7,535
Income from operations        (3,802)    (2,006)       5,299     4,793        3,349     4,271        (1,393)   (1,520)
Net income                    (2,958)    (1,501)       2,850     2,587        1,972     2,248          (847)   (1,146)
Net income per basic share   $ (0.88)  $  (0.45)      $ 0.85    $ 0.77       $ 0.59    $ 0.67      $  (0.25) $  (0.34)
Net income per diluted share $ (0.88)  $  (0.45)      $ 0.76    $ 0.69       $ 0.52    $ 0.60      $  (0.25) $  (0.34)
===========================================================================================================================

The sum of the quarterly net income per share does not equal the annual amount reported. Net income per share is calculated independently for each quarter and the full year based on respective weighted average common shares outstanding. Additionally, due to the net loss reported in the first and fourth quarters of both years, the share base used in calculating net income per diluted share does not include the effect of common share equivalents as its effect would be anti-dilutive.

                                     [PHOTO]

                             CORPOPRATE INFORMATION



Directors:

STUART D. NEIDUS (1)
Chairman of the Board and
Chief Executive Officer,
Anthony & Sylvan Pools Corporation

ROGER D. BLACKWELL (2,3)
Professor of Marketing,
The Ohio State University;
President,
Blackwell Associates, Inc.

MARY ANN JORGENSON, ESQ. (1,2,3)
Partner,
Squire, Sanders & Dempsey LLP

THOMAS B. WALDIN (1,2,3)
Former Chief Executive Officer,
Essef Corporation;
Private Investor

     Committees of the Board:
     1.  Executive Committee
     2.  Audit Committee
     3.  Compensation Committee

Corporate Officers:

STUART D. NEIDUS
Chief Executive Officer

HOWARD P. WERTMAN
President

RICHARD M. KELSO
Executive Vice President and
Chief Operating Officer

WILLIAM J. EVANSON
Executive Vice President and
Chief Financial Officer

EDWARD W. ANDREWS
Vice President, Florida Division

THOMAS J. CASEY
Vice President, Sales

MARTIN J. DEGNAN
Vice President, General Counsel
and Secretary

JAMES L. FRANCIS
Vice President, Human Resources

MARTIN A. ILES
Vice President, Treasurer
and Controller

LAWRENCE M. MAZZENGA
Vice President, Operations

RICHARD E. MILLS
Vice President, Corporate
Development and
General Manager, Cleveland Division

PHILIP A. PASCUCCI
Vice President, Western Division

ANTHONY F. PIZZELANTI
Vice President, Management
Information Systems

Corporate Headquarters:

Mt. Vernon Square - Suite 300
6690 Beta Drive
Mayfield Village, Ohio  44143
(440) 720-3301
(877) 307-SWIM (7946)
(440) 720-3303 FAX

General Information:

ANNUAL MEETING
The Annual Meeting of Shareholders
of Anthony & Sylvan Pools Corpora-
tion will be held at the
Holiday Inn-Mayfield at
780 Beta Drive, Mayfield Village, Ohio,
on May 2, 2000, at 10 a.m.

TRANSFER AGENT AND REGISTRAR
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
(800) 622-6757

INVESTOR INQUIRIES
Copies of the Company's Annual
Report on Form 10-K as filed with
the Securities and Exchange Commis-
sion will be provided upon written
request to:

Chief Financial Officer
Anthony & Sylvan Pools Corporation
Mt. Vernon Square - Suite 300
6690 Beta Drive
Mayfield Village, Ohio  44143

STOCK EXCHANGE LISTING
Anthony & Sylvan Corporation
Common Shares are listed on
the Nasdaq SmallCap Stock Market
under the symbol SWIM.

WEB SITE
Company information is
available on our Web site at
www.anthonysylvan.com

                             ANTHONY & SYLVAN POOLS
                     SALES DESIGN CENTERS AND RETAIL STORES



                                  [PHOTOGRAPH]




-  Denotes sales design centers

-  Denotes sales design centers and
   retail stores serving the area
1  Mayfield Village, OH    16 Fairfax, VA                  31 Pompano, FL
2  Allentown, PA           17 Fredricksburg, VA            32 Miami, FL
3  Doylestown, PA          18 Charlotte, NC                33 Houston, TX (1)
4  Lancaster, PA           19 Atlanta, GA                  34 Houston, TX (2)
5  Montgomeryville, PA     20 Marietta, GA                 35 Clear Lake, TX
6  West Chester, PA        21 Jacksonville, FL             36 Sienna Plantation, TX
7  Orange County, NY       22 Ocala, FL                    37 Frisco, TX
8  Darien, CT              23 Orlando, FL (1)              38 Dallas, TX
9  Cherry Hill, NJ         24 Orlando, FL (2)              39 Grapevine, TX
10 Fairfield, NJ           25 Orange City/Deltona, FL      40 Arlington, TX
11 Freehold, NJ            26 Tampa, FL                    41 Henderson, NV
12 Green Brook, NJ         27 Valrico, FL                  42 Las Vegas, NV
13 Newark, DE              28 Stuart, FL                   43 Orange, CA
14 Baltimore, MD           29 Riviera Beach, FL            44 Dublin, CA
15 Severna Park, MD        30 Ft. Myers, FL

                   Visit our Web site at www.anthonysylvan.com
                     for addresses and phone numbers for our
                     sales design centers and retail stores

[PHOTOGRAPHS]



Anthony & Sylvan Pools Corporation
Mt. Vernon Square - Suite 300
6690 Beta Drive
Mayfield Village, Ohio 44143

(440) 720-3301

www.anthonysylvan.com

[PHOTOGRAPHS]

SWIM

Our stock symbol - SWIM reflects the enjoyment that Anthony & Sylvan brings to its customers. Our pools and spas make backyard dreams come true for thousands of families every year.