Form 10-K405, Exhibit 13
period 2000-12-31
ANTHONY & SYLVAN POOLS CORP
filed 2001-03-30
CIK 1067606

                              EXHIBIT 13

ANTHONY & SYLVAN POOLS

  FULFILLING
BACKYARD DREAMS

2000
  ANNUAL REPORT

[PHOTOS]

[PHOTOS]

CONTENTS

Financial Highlights               1
Letter to Shareholders             2
Backyard Dreams                    4
Standing the Test of Time          5
Focus on the Customer              6
Growth by Design                   7
Looking Ahead                      8
Financial Year in Review           9
Corporate Information             23
Locations Map                     24

[ANTHONY & SYLVAN LOGO] Anthony & Sylvan creates backyard dreams for thousands of families across the United States. We encourage homeowners to dream about what could be - then we deliver it to their backyard. It all starts with one of our custom designs and finishes with quality workmanship and customer service. With more than 50 years of experience and a customer base of more than 330,000 pools and spas already installed, Anthony & Sylvan is truly Where America Swims(TM).

                              FINANCIAL HIGHLIGHTS

(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA)
                                                      2000             1999           CHANGE
--------------------------------------------------------------------------------------------
Net sales                                         $201,723         $184,713           +    9%
Gross profit                                        55,840           47,743           +   17%
Pro forma data (1)
   Income from operations                            7,850            3,453           +  127%
   Net income                                        4,952            1,017           +  387%
   Net income per share diluted                       1.28             0.22           +  482%
Income from operations                               6,377            3,453           +   85%
Net income                                           3,546            1,017           +  249%
Net income per share diluted                          0.92             0.22           +  318%
Total assets                                        60,142           56,578          $+3,564
Total debt                                           1,312            4,764          $-3,452
Shareholders' equity                                36,424           30,572          $+5,852
Debt to total capital                                    3%              13%              --

(1) Pro forma data for 2000 exclude the impact of a non-cash deferred stock compensation expense of $1,473 (pre-tax; $1,406 net of tax) related to the Company's long-term incentive plan

[Photos]

ANTHONY & SYLVAN'S senior management consists of a group whose core responsibilities include sales, procurement, information technology, legal, finance, quality, corporate development and human resources. Pictured here are (left to right): Howard P. Wertman, president; William J. Evanson, executive vice president and chief financial officer; Stuart D. Neidus, chairman of the board and chief executive officer; and Richard M. Kelso, executive vice president and chief operating officer.

                              TO OUR SHAREHOLDERS

2000 WAS AN EXCELLENT YEAR for Anthony & Sylvan. It was our first full year as a stand-alone public company; we produced record revenues and profits; and we made significant progress in building for the future:

     - Revenues in 2000 of $201.7 million increased 9.2 percent over the prior year.

     -    Net income of $3.5 million climbed 249 percent compared with 1999.

     - Diluted earnings per share reached a record $0.92, a 318 percent increase over the $0.22 reported a year ago.

     - Shareholders' equity at December 31, 2000 was $36.4 million, an increase of 18.9 percent from the previous year.

     - Total assets were $60.1 million at the end of the year, a 6 percent increase over the prior year.

     - We declared two 10 percent stock dividends distributed in May and November 2000.

     - Our stock price increased by almost 50 percent, in a year when most stock indices showed negative returns.

     - Our market capitalization rose to $34.1 million, an increase of 86 percent.

     Having built a strong foundation and demonstrated our commitment to growth and expansion, we are in an excellent position entering 2001. We have the buying power and financial strength to grow the business profitably - internally and through acquisitions.

[PHOTO]

YEAR IN REVIEW We set out to accomplish two major goals in 2000 - improve execution and prepare for the future - and we accomplished both. By matching selling prices more appropriately to costs, we increased our gross profit margins by two percentage points. We also worked with our business partners to implement cost containment programs and to strengthen and expand our relationships in an effort to allow us to grow our businesses together.

     Customer service and relationship-building are at the root of our success. During the year, we significantly expanded the use of our contact management software to track all aspects of our customer relationships. In fact, we directly linked customer leads coming through our web site to our contact management software. This enables us to use automation to mail sales literature or to set appointments with one of our design consultants.

     And, speaking of our web site, in August 2000, we launched a revamped web site that offers a wealth of information on our company's products and services, helpful hints on swimming pool design and installation, and a wide selection of pool and spa designs for that backyard dream. An increasing number of customers are coming to us via www.anthonysylvan.com.

     In addition to our web site, we undertook other initiatives to brand the Anthony & Sylvan name. This included advertising in several airline magazines and Major League Baseball's 2000 All-Star Game program. These initiatives helped increase customer awareness of the benefits of choosing the only publicly traded designer and provider of in-ground concrete swimming pools, spas and accessories in the leisure industry.

     Nine new sales offices were opened during the year, including the integration of an Austin, Texas swimming pool company that was acquired in April 2000. Today, we operate in 29 geographic markets through 51 sales design offices. We offer modernization services for customers wanting to update their pools or spas, and sell swimming pool supplies, parts and equipment through a network of 21 retail and field service centers. Both the modernization services and supplies business are focused mostly in the northeastern United States and are modest in size but with ample opportunity for growth.

A FOCUSED MANAGEMENT TEAM We continue to build on the depth and experience of the members of our management team, and align their interests with those of our shareholders. Since we became a public company in August 1999, our officers and directors, collectively, have purchased approximately 1.8 million shares of Anthony & Sylvan stock with a market value at December 31, 2000 of more than $15 million. It is very gratifying that all of the members of our Board and senior management have purchased shares in the Company.

     The annual compensation philosophy is consistent with our long-term objectives. A significant percentage of senior management's annual compensation is directly tied to hitting yearly financial goals. With a "pay for performance" philosophy and approximately 50 percent of the outstanding shares of the Company now held by key employees and directors, we feel we have a motivated and committed leadership team.

     In January 2001, we announced the purchase of a block of 250,000 common shares, or approximately 6 percent of the Company's outstanding shares, from long-term holders of the Company's former parent. We believe this purchase is a good use of Company funds and will provide us with stock for employee incentive plans and strategic acquisitions without diluting the holdings of current shareholders.

[PHOTO]

OPPORTUNITIES FOR PROFITABLE GROWTH We have more than five decades of experience in designing and installing in-ground swimming pools in the United States. Our 29 geographic markets, in general, are fast-growing and are served by a highly fragmented group of swimming pool companies. We believe our customer service, quality, workmanship and strong warranty programs combined with our financial strength and depth in our organization set us apart from all other pool and spa providers and make us the supplier of choice.

     While we have a long history of satisfying customers, we are always looking for, and implementing, new ways to improve customer satisfaction, which, in turn, will lead to increased referrals and business. We have set goals to:

     -    Respond faster to customer inquiries.

     - Better communicate with our customers throughout the design and installation process.

     - Identify and integrate best practices to shorten the pool installation cycle.

     -    Deliver a wide range of products that our customers want.

     To meet these goals, last summer, we formed the Business Process Change team to review all facets of our operating methods. Already, we are seeing benefits from this initiative, including providing our design consultants with additional computer-aided design tools for their laptops and training that allows them to better interact with customers.

     One key to our continued growth is how fast we expand in the markets we serve. During the past year, we launched a national program to aggressively pursue the homebuilder market, where swimming pools are sold and installed during new home construction. We are uniquely positioned to penetrate this market segment because of our ability to meet homebuilder expectations of on-time delivery, consistent quality and a national depth of resources. Although still in its early stages, the program has received many positive responses from national, regional and local homebuilders, who recognize that our capabilities can be converted to their advantage in offering customers a "one stop shop" for their home and backyard dreams.

     More families are investing in leisure activities within their homes and we believe this holds many growth opportunities for us to expand our products. Our size and large customer base provide opportunities for us to offer complementary products and services that are intrinsic to the enjoyment of one's backyard. We are working with our customers and suppliers to identify these products and services.

     And, finally, we plan to continue our expansion into new geographic markets through internal start-up or acquisition. Through a proactive and reactive process, we have identified a number of acquisition opportunities. Our criteria though are strict. We will acquire only those businesses that are profitable, have outstanding reputations, leadership that is committed long term to staying involved in growing the business, and are priced at multiples that will be immediately accretive.

OUTLOOK We begin 2001 excited about the many opportunities that lie ahead. We want to continue to build on the progress that we made last year, by generating long-term revenue and profit growth rates of 15 to 20 percent.

     Our objectives are ambitious, yet realistic. Our senior management team is stronger, more motivated and committed than ever to building our business and creating increased value for shareholders and opportunities for personal and financial growth for our dedicated employees.

     I want to thank our shareholders, employees, suppliers and, of course, our many and valued customers for their support in helping us make backyard dreams come true.

                              /s/ Stuart D. Neidus

                                STUART D. NEIDUS

                Chairman of the Board and Chief Executive Officer

BACKYARD DREAMS

Fulfilling backyard dreams starts with great swimming pools and spas designed by Anthony & Sylvan. We carefully plan and install a pool or spa based on many conditions, including the region of the country, weather conditions, local laws and building codes - but most importantly to fulfill our customers' backyard dreams. For fun, relaxation, exercise and pure entertainment, a pool or spa in the backyard can make all the difference.

     While the swimming pool is often the center of attention, an overall well-planned backyard environment can dramatically increase the value of a home. Adding a spa, picnic area, barbecue or outdoor kitchen, pool house or cabana, as well as landscaping and lighting options, will provide many years of enjoyment and bring value to the property. Each backyard we create is custom-designed and custom-built. We use the finest quality installation techniques and equipment available.

                                CUSTOM-DESIGNED,
                                  CUSTOM-BUILT
[PHOTOS]

[PHOTOS]
                                    LASTING
                                  IMPRESSIONS

STANDING THE TEST OF TIME

Anthony & Sylvan has been building swimming pools for more than a half-century, having installed over 330,000 pools across the country. We serve our customers through a company-owned network of 51 sales design offices serving 29 geographic markets in 16 states. Our customers benefit from working with the only publicly traded designer and provider of in-ground concrete swimming pools, spas and accessories in the leisure industry. Our reputation is synonymous with quality and integrity, backed by a commitment to customer satisfaction and a Solid Gold Warranty program that assures homeowners we will be there to meet their maintenance or modernization needs long after the initial sale.

     During 2000, we launched a program to identify and share the best, most efficient business practices across the organization. Our goal is to deliver superior customer service through an efficient and customer-friendly process from the point of sale through the completion of the swimming pool project. We, too, are constantly dreaming, thinking "outside the box" and bettering ourselves to be able to meet and exceed our customers' expectations.

[PHOTOS]

FOCUS ON THE CUSTOMER

Customer satisfaction drives our business. We survey our customers at the completion of their project to gauge our success, as well as identify ways to improve our processes and to increase the volume of referrals they provide us. Loyal customers not only refer their family and friends, but continue to contact us to build their second and sometimes their third and fourth pools. Through a network of retail stores, we aim to keep customers for a lifetime by offering a complete line of accessories, complementary products, replacement parts, equipment and supplies.

     Our web site (www.anthonysylvan.com) was revamped during the year to accommodate the increasing number of Internet users accessing our site. Users can view sample swimming pool and spa designs with features such as waterfalls, lighting options, decks and landscaping that can turn a backyard into a paradise. The site also offers fast, simple on-line interaction to request or inquire about:

- Our 32-page, full-color brochure, complete with CD-ROM;

- An appointment with one of our design consultants;

- Financing options and credit applications;

- Job opportunities; and

- Investor relations.

                                      TOTAL
                                  CAPABILITIES

[PHOTOS]

CRAFTSMANSHIP

GROWTH BY DESIGN

The swimming pool industry is highly fragmented, with industry estimates of close to 200,000 in-ground swimming pools built each year in the United States. As one of the largest providers of in-ground concrete swimming pools, we installed 6,000 pools last year, which represents a 3 percent market share. Our growth plans for 2001 include:

- Opening six to eight new sales offices;

- Hiring additional qualified, professional design consultants;

- Geographic expansion through acquisition or internal start-up; and

- Building our backyard and aftermarket business through retail and product line expansion.

     We believe that leveraging our relationship with our customers will pay large dividends as we define and refine our long-term strategy of fulfilling backyard dreams. We see numerous, virtually untapped opportunities to target and serve the more than 3 million in-ground swimming pools in use today. Our success in profitably taking advantage of these opportunities will rest on the abilities and dedication of our employees to deliver a quality product in a customer-friendly way.

LOOKING AHEAD

We are in the "backyard dreams" business for the long term. Our service, our products, our principles of integrity and trust, and our ability to manage the business should lead to many years of profitable growth - growth that will deliver value to our shareholders, customers and employees. We are in the best position that we have ever been in, in terms of people, plans and opportunities. We will continue our efforts at improving our infrastructure and our execution, while growing the business internally and through acquisition. Long term, we believe that we can achieve revenue and profit growth rates of 15 to 20 percent.

     We want Anthony & Sylvan to always be the premier designer and provider of choice for in-ground swimming pools, spas and related products for the backyard through excellence in design, materials, craftsmanship and customer service. We also want to offer the leisure products our customers need to maximize the enjoyment of their swimming pools and backyards. We make backyard dreams come true.

                                     DREAMS
                                    FULFILLED

                          CONSOLIDATED BALANCE SHEETS

ANTHONY & SYLVAN POOLS CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                                                    2000             1999
-------------------------------------------------------------------------------------------------------------------

ASSETS
Current Assets:
   Cash and cash equivalents                                                             $   422           $   533
   Contract receivables, net of allowance for doubtful accounts
     of $720 and $1,191, respectively                                                     11,592             8,101
   Inventories                                                                             5,219             5,282
   Prepayments and other                                                                   1,542             1,673
   Deferred income taxes                                                                   1,914             2,772
-------------------------------------------------------------------------------------------------------------------
       Total current assets                                                               20,689            18,361
Property, Plant and Equipment, at cost:
   Land                                                                                    1,160             1,160
   Buildings and leasehold improvements                                                    2,963             2,387
   Machinery and equipment                                                                 9,526             7,671
-------------------------------------------------------------------------------------------------------------------
       Total                                                                              13,649            11,218
   Less accumulated depreciation                                                           4,975             3,111
-------------------------------------------------------------------------------------------------------------------
       Net property, plant and equipment                                                   8,674             8,107
Other Assets:
   Goodwill, net of accumulated amortization                                              27,003            27,386
   Deferred income taxes                                                                     939               883
   Other                                                                                   2,837             1,841
-------------------------------------------------------------------------------------------------------------------
       Total other assets                                                                 30,779            30,110
-------------------------------------------------------------------------------------------------------------------
       TOTAL ASSETS                                                                      $60,142           $56,578
===================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Current maturities of long-term debt                                                  $    62           $   171
   Accounts payable                                                                        6,323             5,782
   Accrued expenses                                                                       12,379            11,695
   Accrued income taxes                                                                      505               451
-------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                          19,269            18,099
Long-Term Debt                                                                             1,250             4,593
Deferred Income Tax Liabilities                                                              945             1,071
Other Long-Term Liabilities                                                                2,254             2,243
Commitments and Contingencies                                                                 --                --
Shareholders' Equity:
   Serial preferred shares, no par value; 1,000,000 shares authorized, none
     issued                                                                                   --                --
   Common shares, no par value; 29,000,000 shares authorized, 4,071,113 shares issued and outstanding in 2000 and 3,889,189 shares issued and 3,156,190
     outstanding in 1999                                                                  36,261            27,395
   Treasury shares or equivalents, 797,155 in 2000 and 732,999 in 1999                    (5,546)           (4,581)
   Retained earnings                                                                       5,709             7,758
-------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                       36,424            30,572
-------------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $60,142           $56,578
===================================================================================================================

                See notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME

ANTHONY & SYLVAN POOLS CORPORATION AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                         2000                  1999                    1998
------------------------------------------------------------------------------------------------------------------
Net sales                                                  $201,723               $184,713                $155,765
Cost of sales                                               145,883                136,970                 113,873
------------------------------------------------------------------------------------------------------------------
Gross profit                                                 55,840                 47,743                  41,892
Operating expenses:
   Selling                                                   30,754                 28,382                  23,342
   Administrative                                            17,236                 15,908                  13,012
   Non-cash deferred stock compensation                       1,473                     --                      --
------------------------------------------------------------------------------------------------------------------
       Total operating expenses                              49,463                 44,290                  36,354
------------------------------------------------------------------------------------------------------------------
Income from operations                                        6,377                  3,453                   5,538
Interest and other expense                                      112                  1,804                   1,916
------------------------------------------------------------------------------------------------------------------
Income before income taxes                                    6,265                  1,649                   3,622
Provision for income taxes                                    2,719                    632                   1,434
------------------------------------------------------------------------------------------------------------------
Net income                                                 $  3,546               $  1,017                $  2,188
==================================================================================================================
Basic earnings per share                                   $   1.04               $   0.25                $   0.54
==================================================================================================================
Diluted earnings per share                                 $   0.92               $   0.22                $   0.48
==================================================================================================================
Weighted average basic shares outstanding                     3,413                  4,026                   4,062
==================================================================================================================
Weighted average diluted shares outstanding                   3,866                  4,535                   4,564
==================================================================================================================

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

ANTHONY & SYLVAN POOLS CORPORATION AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

------------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                COMMON           TREASURY         RETAINED
                                                      SHARES            SHARES          EARNINGS            TOTAL
------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1997                           $    --           $    --           $4,553           $ 4,553
   Net income                                              --                --            2,188             2,188
------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1998                                --                --            6,741             6,741
   Net income                                              --                --            1,017             1,017
   Payable to Essef Corporation
     contributed to capital at split-off               27,241                --               --            27,241
   Purchase of common shares for treasury (1,109,146
      shares)                                              --            (6,973)              --            (6,973)
   Issuance of shares under leveraged
     stock purchase plan (376,147 shares)                 154             2,392               --             2,546
------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1999                            27,395            (4,581)           7,758            30,572
   Net income                                              --                --            3,546             3,546
   Issuance of shares under leveraged
     stock purchase plan (84,202 shares)                   44               526               --               570
   Stock dividends                                      5,595                             (5,595)               --
   Exercise of stock options (717,456 shares)           1,510            (1,369)              --               141
   Issuance of shares under non-employee directors
     deferred compensation plan                           244              (122)              --               122
   Non-cash deferred stock compensation                 1,473                --               --             1,473
------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2000                           $36,261           $(5,546)          $5,709           $36,424
==================================================================================================================

                 See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

ANTHONY & SYLVAN POOLS CORPORATION AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

-----------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                       2000        1999        1998
-----------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
   Net income                                            $  3,546    $  1,017    $  2,188
   Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation and amortization                        2,856       2,627       2,254
       Non-cash deferred stock compensation                 1,473        --          --
       Deferred income taxes                                  676        (636)        964
       Other                                                  179         154        --
   Changes in operating assets and liabilities net
     of assets acquired:
       Contract receivables                                (3,442)      2,206      (2,202)
       Inventories                                             63        (946)        100
       Prepayments and other                                 (906)        262      (1,468)
       Accounts payable                                       511        (378)       (520)
       Accrued and other expenses                             555       1,894        (297)
-----------------------------------------------------------------------------------------
       Cash provided by operating activities                5,511       6,200       1,019
-----------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
   Additions to property, plant and equipment              (2,727)     (2,971)     (2,407)
   Acquisition payments                                      --          --        (4,747)
   Other                                                     (154)       (409)      1,404
-----------------------------------------------------------------------------------------
       Cash used in investing activities                   (2,881)     (3,380)     (5,750)
-----------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
   Net transactions with Essef Corporation                   --        (2,120)      4,382
   (Repayments)/proceeds of long-term debt, net            (3,452)      4,260        (354)
   Proceeds from exercise of stock options                    141        --          --
   Issuance/(Purchase) of treasury shares                     570      (4,427)       --
-----------------------------------------------------------------------------------------
       Cash (used in)/provided by financing activities     (2,741)     (2,287)      4,028
-----------------------------------------------------------------------------------------
Increase/(Decrease) in Cash and Cash Equivalents             (111)        533        (703)
Cash and Cash Equivalents:
   Beginning of period                                        533        --           703
-----------------------------------------------------------------------------------------
   End of period                                         $    422    $    533    $   --
=========================================================================================
Supplemental Cash Flow Information:
   Interest paid                                         $    158    $  1,723    $  1,860
   Income taxes paid                                     $  2,281    $    996    $  1,073
Non-Cash Financing and Investing Activities:
   Business acquisitions with Essef Corporation
     stock charged through inter-company payable         $   --      $   --      $  1,199
   Payable to Essef Corporation contributed to
     capital at split-off                                $   --      $ 27,241    $   --
=========================================================================================

                 See notes to consolidated financial statements.

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

[PHOTO]

1
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION Anthony & Sylvan Pools Corporation and Subsidiaries (the "Company") is among the largest residential in-ground concrete pool sales and installation businesses in the United States and operates in one business segment.

On August 10, 1999, a third party (the "Acquiring Party") acquired Essef Corporation ("Essef"), the Company's former parent, in a merger transaction that included the Company being split off to Essef's common shareholders through a taxable distribution of 100% of the Company's shares as part of the merger consideration. The split-off was accomplished through the distribution of 0.25 shares of common stock for every share of Essef common stock held at the time of the distribution. Immediately prior to the split-off, the Company amended its articles of incorporation to provide for the issuance of up to 1,000,000 serial preferred shares and 29,000,000 shares of common stock.

The Company, Essef and the Acquiring Party entered into various agreements that provided for administrative services, tax sharing and indemnification (the "Agreements"). Among other things, these Agreements provided for the Company to pay a dividend of $17,000,000, subject to certain adjustments, to Essef with the balance of the inter-company payable being contributed to capital retroactive to the split-off date. The potential adjustments to the $17,000,000 primarily related to the net tax benefit, as defined in the Agreements, realized by Essef from the exercise of employee stock options net of the corporate tax payable from the split-off. Pursuant to the Agreements, the calculation of adjustments has been made and the Company was not required to pay Essef any of the $17,000,000. As such all of the Company's debt to Essef, which totaled $27,241,000 at the date of the split-off, was contributed to the Company's capital, increasing shareholders' equity to approximately $34,700,000 at the date of the split-off.

Company management believes that the results of operations for the Company prior to August 10, 1999, the date of the split-off, reflect all material expenses of the Company assuming it were organized as a stand-alone legal entity including specifically identifiable costs incurred by Essef on behalf of, and charged to, the Company.

CONSOLIDATION The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

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

INVENTORIES Inventories consist of materials and equipment purchased for installation in pools and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. At December 31, 2000 and 1999, the Company had a reserve on these inventories of $130,000 and $157,000, respectively.

PROPERTY, PLANT AND EQUIPMENT Depreciation is computed using the straight-line method for financial reporting purposes. Accelerated methods are used for tax reporting purposes. Assets, valued at cost, are generally being depreciated over their useful lives as follows: buildings, 30 years; and machinery and equipment, three to 15 years.

[PHOTOS]

GOODWILL Goodwill arising from the acquisition of the Company by Essef and from subsequent business acquisitions is amortized using the straight-line method over 40 years. Accumulated amortization at December 31, 2000 and 1999, was $2,475,000 and $1,742,000, respectively. The Company continually evaluates the recoverability of goodwill by comparing the book value of such assets to expected future cash flows of the acquired businesses on an undiscounted basis, over the remaining amortization period of the asset. At December 31, 2000, no impairment has been recorded.

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

REVENUE RECOGNITION Revenue from pool installation contracts is recognized on the percentage-of-completion accounting method based on the proportion of total costs incurred on the contract as a percentage of total estimated contract costs. Revisions in cost and revenue estimates are reflected in the period in which the facts requiring such revisions become known. Provision is made currently for estimated losses on uncompleted installations. The majority of the Company's contracts call for progress payments to be made while completing individual phases of the installation until the final phases of installation, at which time the remaining portion is recognized as a contract receivable. Progress payments in excess of revenue recognized are classified as billings in excess of costs and estimated earnings on uncompleted contracts, and are included in accrued expenses. Unbilled contract receivables are not material at any point in time. Contract costs include direct material, labor, subcontract costs and overheads. Selling and administrative expenses are charged to income as incurred.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

RECLASSIFICATIONS Certain reclassifications have been made to the 1999 and 1998 consolidated financial statements to make the presentation consistent with the current period.

NEW ACCOUNTING STANDARDS Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement becomes effective for the Company beginning January 1, 2001. The Company has completed its evaluation of SFAS No. 133 and the adoption will not have a significant impact on the financial position or results of operations of the Company because the Company does not have derivative activity.

2
EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is based on the combined weighted average number of shares outstanding including the assumed exercise or conversion of options. The treasury stock method is used in com-puting diluted earnings per share. For the periods prior to the split-off, earnings per share is calculated based on the number of shares that would have been outstanding assuming the split-off had occurred at the beginning of the period shown. The calculations are as follows:

--------------------------------------------------------------------
(In thousands, except
per share data):                     2000         1999         1998
--------------------------------------------------------------------
Numerator:
   Net income available
     to common shareholders         $3,546       $1,017       $2,188
====================================================================
Denominator:
   Weighted average common
     shares outstanding              3,413        4,026        4,062
   Dilutive effect of
     stock options                     453          509          502
--------------------------------------------------------------------
Denominator for earnings
   per diluted share                 3,866        4,535        4,564
====================================================================
Earnings per share:
   Basic                            $ 1.04       $ 0.25       $ 0.54
    Diluted                         $ 0.92       $ 0.22       $ 0.48
====================================================================


3
RELATED PARTY TRANSACTIONS

With the exception of certain capitalized lease obligations, from January 1, 1998 to June 30, 1999, the Company did not have external sources of borrowings, and as such relied upon Essef as its primary source of funding. There was no interest charged on the inter-company account between June 30, 1999 and the date of the split-off, August 10, 1999. Total interest charges on the inter-company account for the six months ended June 30, 1999 and the year ended December 31, 1998 were $1,683,000, and $1,860,000, respectively. At the date of the split-off, the balance of the inter-company account was contributed to capital (see Note 1).

From January 1, 1998 through August 10, 1999, the Company purchased swimming pool and spa equipment used in its swimming pool installations from companies who were also wholly owned subsidiaries of Essef. These purchases were made on an arm's length basis, on terms similar to those to which those companies sell to their other customers and were not subject to any long-term supply agreements. Total purchases from these related companies for the period from January 1, 1999 through August 10, 1999, and the year ended December 31, 1998 were approximately $9,816,000, and $10,546,000, respectively.

4
BUSINESS ACQUISITIONS

In January 1998, the Company acquired the net operating assets of Tango Pools, an installer of swimming pools in Las Vegas, Nevada, and in August 1998, it acquired Pools by Andrews, Inc., an installer of swimming pools in Florida. Consideration for these transactions of $5,946,000, including transaction costs, was paid in a combination of cash and Essef common stock. These acquisitions were accounted for as purchases, and thus, the purchase price has been allocated to the assets and liabilities based on their estimated fair value. The results of operations for each of the acquired entities have been included in the Company's results since the date of acquisition.

The following unaudited pro forma combined results of operations give effect to the Tango Pools and the Pools by Andrews, Inc. acquisitions as if they were completed at the beginning of 1998. The pro forma information has been presented for comparative purposes only and does not purport to be indicative of what would have occurred had the acquisitions occurred at the beginning of the periods shown, or of the results which may occur in the future:


[PHOTO]

-------------------------------------
(Dollars in thousands)          1998
-------------------------------------
Net Sales                    $173,550
Net Income                      2,574
=====================================

5
ACCRUED EXPENSES

Accrued expenses consist of the following at December 31:


--------------------------------------------------------
(Dollars in thousands)                 2000        1999
--------------------------------------------------------
Billings in excess of costs and
   estimated earnings on
   uncompleted contracts             $ 4,851       $5,631
Warranty                               2,060       1,966
Compensation                           4,229       2,038
Other                                  1,239       2,060
--------------------------------------------------------
Total                                $12,379     $11,695
========================================================

6
LONG-TERM DEBT

Long-term debt consists of the following at December 31:

--------------------------------------------------------
(Dollars in thousands)                   2000      1999
--------------------------------------------------------

Revolving credit facility               $1,250    $4,500
Other obligations                           62       264
Less current maturities                    (62)     (171)
--------------------------------------------------------
Total                                   $1,250    $4,593
========================================================

On August 10, 1999, the Company entered into a $35 million revolving credit facility ("Credit Facility") with a group of banks. The Credit Facility, secured by the assets of the Company, matures August 10, 2002 and may be extended in one-year increments with the approval of the bank group. The Company's borrowing capacity and interest rates under the Credit Facility are based on its profitability and leverage. Interest is charged at increments over either Prime or LIBOR rates. In addition, a 37.5 basis points commitment fee is payable on the total amount of the unused commitment. As of December 31, 2000, the effective interest rate on all outstanding borrowings under the Credit Facility was 9.5% and the available borrowings were $23.5 million. The Company is in compliance with all of its debt covenants under the Credit Facility.

Aggregate maturities of long-term debt are the following: 2001, $62,000; and 2002, $1,250,000.

[PHOTO]
7
INCOME TAXES

The significant components of the provision for income taxes are as follows:


------------------------------------------------------------------
(Dollars in thousands)           2000          1999           1998
------------------------------------------------------------------
Current:
   Federal                     $1,819        $  598         $  836
   State                          224           136            190
------------------------------------------------------------------
     Total current              2,043           734          1,026
------------------------------------------------------------------
Deferred:
   Federal                        669           (97)           386
   State                            7            (5)            22
------------------------------------------------------------------
     Total deferred               676          (102)           408
------------------------------------------------------------------
     Total                     $2,719        $  632         $1,434
==================================================================

The Company's deferred tax assets at December 31, 2000 and 1999 are comprised primarily of non-deductible accruals for doubtful accounts, warranty and inventory obsolescence. Deferred tax liabilities consist primarily of temporary differences related to the deductibility of goodwill and the tax basis of fixed assets in excess of book basis.

The consolidated tax provision differs from the tax provision computed at the statutory United States tax rate of 34 percent as follows:


-------------------------------------------------------------------
(Dollars in thousands)               2000         1999         1998
-------------------------------------------------------------------
Tax provision at statutory
   Federal rate                    $2,130       $  561       $1,231
State income taxes                    134           66          140
Non-deductible stock
   compensation                       453         --           --
Other items, net                        2            5           63
-------------------------------------------------------------------
Provision for income taxes         $2,719       $  632       $1,434
===================================================================

[PHOTO]
8
CAPITAL STOCK AND STOCK OPTION PLANS

On May 2, 2000, the Board of Directors authorized a 10% stock dividend to be distributed on May 30, 2000 to shareholders of record on May 16, 2000. On October 26, 2000, the Board of Directors authorized a second 10% stock dividend to be distributed on November 30, 2000 to shareholders of record on November 16, 2000. The consolidated financial statements have been retroactively restated to reflect the number of shares outstanding following both 10% dividends.

Based on authorizations of the Board of Directors between October 27 and December 31, 1999, the Company purchased 72,100 shares of its common stock on the open market at an average price of $6.82 per share and on December 28, 1999, the Company purchased a block of 1,037,046 common shares or approximately 32% of the outstanding shares in a private transaction at $6.25 per share. Treasury shares were not adjusted for stock dividends distributed in 2000.

At the time of the split-off from Essef (see Note 1), stock options held by persons who became officers or directors of the Company were also split off so that the potential ownership these employees had in Essef would remain consistent with that in the Company. This resulted in the allocation to the Company of 824,872 fully vested options; 717,456 of these options were exercised in 2000 with 711,406 of the shares issued being transferred to a deferred compensation plan trust. All shares transferred into the trust are treated as treasury shares for financial reporting purposes.

Of the remaining options, 6,760 expire in January 2004 and 100,656 expire in September 2006. The $1.42 exercise price per share for these options was determined based on a formula that included the Company's first day's trading price following the split-off and the original exercise price.

Also at the time of the split-off, the Company established a long-term incentive plan (the "Long-Term Incentive Plan") for employees and directors providing for 10-year options for the purchase of up to 605,000 shares of the Company's common stock. Under this plan, there are 312,180 initial options outstanding with exercise prices ranging from $5.98 to $13.22 per share that have been granted to certain officers and directors of the Company. These options vest over periods ranging from one to five years from the date of the grant.

As part of the Company's compensation plans, certain officers and directors of the Company have been given the opportunity to purchase shares of the Company's common stock under a Leveraged Stock Purchase Plan for an amount generally up to two times their base compensation at fair market value. Under this plan, current officers and directors have purchased 501,764 shares (adjusted for stock dividends) of the Company's common stock, issued from treasury, at an average price of $5.59 per share. For every share of common shares purchased under the Plan, participants received .40 of a stock option representing in total 204,717 stock options. These options have an exercise price of $5.63 and vest over periods ranging from two to five years. At the election of each officer or director, these purchases could be financed through full recourse external borrowings guaranteed by the Company and secured by the stock. The Company has agreed to advance to the participants the interest on the obligation. At December 31, 2000, the Company has guaranteed total borrowings of $2,807,000 under the Plan. Should the common stock reach levels ranging from $16.53 to $23.14 per share during certain periods over the next four years, a long-term cash incentive will be awarded to participants equal to the initial amount of the stock purchase plus any interest advanced to the participant.

[PHOTO]

[PHOTO]

The following table summarizes the activity in the Long-Term Incentive Plan from the date of the split-off:


-----------------------------------------------------------------------
                                           Number      Weighted Average
                                         of Options     Exercise Price
-----------------------------------------------------------------------
Outstanding, August 10, 1999                 --             --
   Initial Grants                         336,985          $13.22
   Subsequent Grants tied to
     participation in leveraged
     stock purchase plan                  211,750          $ 5.63
-----------------------------------------------------------------------
Outstanding, December 31, 1999            548,735          $10.29
   Grants                                  98,893          $ 9.82
   Cancelled                             (130,731)         $10.73
-----------------------------------------------------------------------
Outstanding at December 31, 2000          516,897          $10.17
-----------------------------------------------------------------------
Exercisable at December 31, 2000            3,227          $13.22
=======================================================================

The following table summarizes information about the Company's options:


----------------------------------------------------------------
    Exercise      Number    Weighted Average   Weighted Average
     Price      of Options  Remaining Life     Exercise Price
----------------------------------------------------------------
   $5.63-$5.98   207,944          9.0             $ 5.63
   $13.22        308,953          8.7             $13.22
----------------------------------------------------------------

The Company applies APB Opinion No. 25 and related interpretations in accounting for stock-based compensation arrangements. A portion of the Long-Term Incentive Plan has been accounted for as a variable plan. In 2000, the Company recorded a non-cash deferred stock compensation expense of $1.5 million related to that plan. Had compensation cost for the Company's other stock options been determined based on the fair value at the grant date for those other options consistent with the methods of SFAS No. 123, there would not have been a material impact on the Company's reported amount of net income or diluted earnings per share.

9
OPERATING LEASES

The Company leases certain of its facilities and equipment. Total rental expenses under operating leases for the years ended December 31, 2000, 1999 and 1998 were $2,565,000, $2,391,000 and $1,975,000, respectively. Minimum annual rental commitments for the next five years under non-cancelable operating leases are the following: 2001, $2,607,000; 2002, $2,252,000; 2003, $1,804,000; 2004,
$1,404,000; and 2005, $1,104,000.

10
RETIREMENT PLANS

The Company maintains a 401(k) retirement plan covering substantially all of its employees. Participants are permitted to make pretax contributions to the plan as a percentage of compensation. The Company matches participant contributions, up to specified limits. Total Company contributions for the years ended December 31, 2000, 1999 and 1998 were $1,000,000, $925,000 and $791,000, respectively.

11
LITIGATION

Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, the results of all such matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

12
SUBSEQUENT EVENTS

On January 5, 2001, based on the authorization of its Board of Directors, the Company purchased a block of 250,000 shares of its common stock, in a private transaction at $8.00 per share.

                              REPORT OF MANAGEMENT

Management is responsible for the preparation and accuracy of the financial statements and other information included in this report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using, where appropriate, management's best estimates and judgment.

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

The annual audit by the independent accountants provides an objective, independent review of management's discharge of its responsibilities as they relate to the fairness of reported operating results and financial condition. The auditors obtain and maintain an understanding of the Company's accounting and financial controls and conduct such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the Company's consolidated financial statements. The independent accountants have full access to the Audit Committee to discuss with and without management present, the results of their audit work, the adequacy of internal accounting controls, and the quality of financial reporting.

/s/ Stuart D. Neidus

Stuart D. Neidus
Chairman and Chief Executive Officer


/s/ William J. Evanson

William J. Evanson
Executive Vice President and Chief Financial Officer


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

 To the Board of Directors and Shareholders, Anthony & Sylvan Pools Corporation

We have audited the accompanying consolidated balance sheets of Anthony & Sylvan Pools Corporation and Subsidiaries (the "Company") as of December 31, 2000 and 1999 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of the Company's operations and cash flows for the years ended December 31, 2000, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP


Deloitte & Touche LLP
Cleveland, Ohio
March 28, 2001

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS


2000 COMPARED WITH 1999 Net sales in 2000 of $201.7 million increased 9.2% from 1999 net sales of $184.7 million. The increase was primarily attributable to increases in average selling prices.

Gross profit increased to $55.8 million in 2000 from $47.7 million in 1999. As a percentage of sales, gross profit increased from 25.8% in 1999 to 27.7% in 2000. The increase was attributable to increases in overall average selling prices and net material cost reductions arising from new purchasing programs offset by other material and labor cost increases.

[PHOTO]

Operating expenses include selling and administrative expenses which increased by $3.7 million to $48.0 million in 2000 from $44.3 million in 1999. Operating expenses also include $1.5 million in 2000 for non-cash deferred stock compensation expense related to the Company's Long-Term Incentive Plan. As a percentage of sales, overall operating expenses increased slightly from 24.0% in 1999 to 24.5% in 2000. The dollar increase was primarily attributable to increased spending for sales and lead generating activities and increases in incentive compensation, both cash and non-cash, as a result of increased sales and profits and changes in the Company's stock price as it related to the non-cash deferred stock compensation expense.

Interest and other expense decreased $1.7 million from $1.8 million in 1999 to $0.1 million in 2000. The reduction in interest expense was attributable to the change in the capital and debt structure as a result of the split-off from the Company's former Parent, Essef Corporation ("Essef"), into a stand-alone public company in August 1999. Interest was paid on external borrowings in 2000, while the interest paid in 1999 was paid to Essef through an inter-company borrowing arrangement.

The Company's effective tax rate was 43.4% in 2000 compared with 38.3% in 1999. The higher effective tax rate was the result of the non-cash deferred stock compensation expense of $1.5 million only receiving a $67,000 deferred tax benefit and an aggregate reduction in state income taxes in the states where Anthony & Sylvan operates.

As a result of the above items, net income increased $1.5 million to $3.5 million and earnings per diluted share, benefiting from a lower number of shares outstanding, increased $0.70 per share from $0.22 per share in 1999 to $0.92 per share in 2000.

1999 COMPARED WITH 1998 Net sales in 1999 of $184.7 million increased 18.5% from 1998 net sales of $155.8 million. Approximately 71% of the increase was attributable to the acquisition of Pools by Andrews in Florida completed in August 1998. The remainder of the increase came from increases in average selling price.

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

Operating expenses consisting of selling and administrative expenses increased by $7.9 million to $44.3 million in 1999 from $36.4 million in 1998. As a percentage of sales, operating expenses increased slightly from 23.4% in 1998 to 24.0% in 1999. The dollar increase was attributable to a combination of the operating expenses incurred within the operations acquired with Pools by Andrews, increased spending for sales and lead generating activities and legal fees associated with certain acquisition-related activities.

Interest and other expense decreased $0.1 million from $1.9 million in 1998 to $1.8 million in 1999. Interest was paid to the Company's former Parent, Essef Corporation, through an inter-company borrowing arrangement. The inter-company borrowings were used by the Company to finance operations and acquisitions.

[PHOTO]


The Company's effective tax rate was 38.3% in 1999 compared with 39.6% in 1998.

As a result of the above items, net income decreased $1.2 million to $1.0 million and earnings per diluted share decreased $0.26 per share from $0.48 per share in 1998 to $0.22 per share in 1999.

LIQUIDITY AND CAPITAL RESOURCES

For the years ended December 31, 2000 and 1999, cash flow from operating activities was $5.5 million and $6.2 million, respectively. Net income in 2000 of $3.5 million, adjusted for the non-cash deferred stock compensation expense of $1.5 million, was offset by additional working capital requirements, principally due to increases in receivables of $3.4 million in 2000 compared with decreases of $2.2 million in 1999. Capital expenditures in 2000, primarily for normal operating requirements, were $2.7 million compared with $3.0 million in 1999. The excess of cash from operating activities over cash used in investing activities, combined with the proceeds from the sale of treasury shares and exercise of stock options, was used to reduce external borrowings by $3.5 million. In 1999, the Company expended $7.0 million under its Board-approved stock repurchase program financed from existing cash resources and external bank borrowings. Additionally, the Company raised $2.6 million through the issuance of stock to certain officers and directors under various long-term incentive plans.

[PHOTO]

On August 10, 1999, a third party acquired the Company's former parent, Essef Corporation, in a merger transaction that included the Company being split off to Essef's common shareholders as part of the merger consideration. In accordance with the terms of the merger agreement, subsequent to June 30, 1999, the Company separated its cash management activities from Essef. Therefore, the Company could no longer be advanced funds from Essef while retaining its after-tax cash flow after such date. Additionally, the Company was not required to pay to Essef any of the $17,000,000 that might have been due under certain adjustment mechanisms related to the Company's split-off from Essef. As such, all of the Company's debt to Essef, which totaled $27.2 million at the date of the split-off, was contributed to the Company's capital at the date of the split-off.

On August 10, 1999, the Company entered into a $35 million revolving credit facility ("Credit Facility") with a group of banks secured by the assets of the Company. The Credit Facility matures August 10, 2002 and may be extended in one-year increments with the approval of the bank group. The Company's borrowing capacity and interest rate under the Credit Facility are based on its profitability and leverage. Interest is charged at increments over either Prime or LIBOR rates. In addition, a 37.5 basis points commitment fee is payable on the total amount of the unused commitment. As of December 31, 2000, the effective interest rate on all outstanding borrowings under the Credit Facility was 9.5% and the available borrowings were $23.5 million. The Company is in compliance with all of its debt covenants under the Credit Facility.

The Company believes that existing cash and cash equivalents, internally generated funds, and funds available under its line of credit will be sufficient to meet its needs.

[PHOTO]

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to various market risks, including changes in pricing of equipment, materials and contract labor, and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as commodity prices and interest rates. The Company does not enter into financial instruments to manage and reduce the impact of some of these risks. Further, the Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

The Company is exposed to cash flow and fair value risk arising out of changes in interest rates with respect to its long-term debt. Information with respect to the Company's principal cash flows and its weighted average interest rates on long-term debt at December 31, 2000 is included in the Consolidated Financial Statements.

The Company's financial results may be materially impacted by fluctuations in its stock price, as a portion of the Company's Long-Term Incentive Plan is currently being treated as a variable versus a fixed stock, option or award plan.

CYCLICALITY AND SEASONALITY

The Company believes that the in-ground swimming pool industry is strongly influenced by general economic conditions and tends to experience periods of decline during economic downturns. Since the majority of the Company's swimming pool installation purchases are financed, pool sales are particularly sensitive to interest rate fluctuations and the availability of credit. A sustained period of high interest rates could result in declining sales, which could have a material adverse effect on the Company's financial condition and results of operations.

Historically, approximately two-thirds of the Company's revenues have been generated in the second and third quarters of the year, the peak season for swimming pool installation and use. Conversely, the Company typically incurs net cumulative losses during the first and fourth quarters of the year. Unseasonably cold weather or extraordinary amounts of rainfall during the peak sales season can significantly reduce pool purchases. In addition, unseasonably early or late warming trends can increase or decrease the length of the swimming pool season, significantly affecting sales and operating profit.

PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this report and other materials filed with the Securities and Exchange Commission (as well as information included in oral or other written statements made or to be made by the Company) contains statements that are forward-looking. All forward-looking statements are based on current expectations regarding important risk factors, including but not limited to: the costs of integrating acquired businesses; dependence on existing management; consumer spending and market conditions; and weather. Accordingly, actual results may differ from those expressed in any forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed herein will be achieved.

                          SELECTED FINANCIAL DATA


Anthony & Sylvan Pools Corporation and Subsidiaries

                                                                      Anthony & Sylvan                      Predecessor


                                                                                         Eight Months Four Months   Year Ended
                                                             Year Ended December 31,     December 31,  April 30,   December 31,
-------------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share data)            2000               1999         1998         1997        1997        1996(2)
------------------------------------------------------------------------------------------------------------------------------
                                        Pro Forma(1)    Reported
                                        ------------    --------
OPERATING DATA
Net Sales                               $ 201,723    $ 201,723    $ 184,713    $ 155,765    $  98,829     $28,883   $ 112,167
Gross Profit                               55,840       55,840       47,743       41,892       28,015       6,592      30,149
Gross Profit %                               27.7%        27.7%        25.8%        26.9%        28.3%       22.8%       26.9%
Income from Operations - Amount             7,850        6,377        3,453        5,538        8,839      (3,461)      2,225
                       - % of Sales           3.9%         3.2%         1.9%         3.6%         8.9%      (12.0%)       2.0%
Net Income                                  4,952        3,546        1,017        2,188        4,553      (2,414)      1,167
Diluted Earnings per Share              $    1.28    $       0    $    0.22    $    0.48    $    0.99         N/A         N/A

BALANCE SHEET DATA
Total Assets                            $  60,075    $  60,142    $  56,578    $  54,273    $  42,620         N/A   $  20,658
Working Capital(3)                          1,420        1,420          262        2,176          966         N/A      (3,636)
Total Debt                                  1,312        1,312        4,764       29,865       24,638         N/A       9,790
Shareholders' Equity                       36,357       36,424       30,572        6,741        4,553         N/A         N/M
Debt to Total Capital                           3%           3%          13%          82%          84%        N/A         N/M

OTHER DATA
Cash Flow from Operations               $   5,511    $   5,511    $   6,200    $   1,019    $    (687)    $ 2,021   $   5,461
Capital Expenditures                        2,727        2,727        2,971        2,407        1,019         259         329
Depreciation and Amortization               2,856        2,856        2,627        2,254        1,070         470       1,066
Non-cash deferred compensation               --          1,473         --           --           --          --          --
EBITDA 10,706                               9,233        6,080        7,792        9,909       (2,991)                  3,291
Average Shares Outstanding
   Basic                                    3,413        3,413        4,026        4,062        4,092         N/A         N/A
   Diluted                                  3,866        3,866        4,535        4,564        4,594         N/A         N/A
Market Price of Stock
   High                                 $   10.50    $   10.50    $    6.66          N/A          N/A         N/A         N/A
   Low                                  $    5.58    $    5.58    $    3.31          N/A          N/A         N/A         N/A
   Period End                           $    8.38    $    8.38    $    5.73          N/A          N/A         N/A         N/A
Market Capitalization at December 31    $  34,095    $  34,095    $  18,371          N/A          N/A         N/A         N/A
===============================================================================================================================

(1) Pro forma data for 2000 exclude the impact of a non-cash deferred stock compensation expense.

(2) On March 6, 1996, the predecessor acquired Anthony Pools, whose results have been included herein since the date of acquisition.

(3) 1998 and 1997 working capital includes $29,361 and $23,780, respectively, for amounts payable to former parent.

                   UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                    1st Quarter            2nd Quarter          3rd Quarter            4th Quarter
------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands,
except per share data)           2000        1999        2000       1999       2000       1999       2000        1999
------------------------------------------------------------------------------------------------------------------------
Net sales                      $ 30,391    $ 26,422    $ 67,199   $ 62,154   $ 63,188   $ 58,483   $ 40,945    $ 37,654
Gross profit                      6,453       5,703      20,480     17,721     18,203     15,849     10,704       8,470
Income from operations           (3,310)     (3,802)      5,700      5,299      4,809      3,349       (822)     (1,393)
Net income                       (2,212)     (2,958)      3,306      2,850      3,216      1,972       (764)       (847)
Net income per basic share     $  (0.70)   $  (0.73)   $   1.01   $   0.70   $   0.98   $   0.49   $  (0.19)   $  (0.21)
Net income per diluted share   $  (0.70)   $  (0.73)   $   0.87   $   0.63   $   0.84   $   0.43   $  (0.19)   $  (0.21)
------------------------------------------------------------------------------------------------------------------------

The sum of the quarterly net income per share does not equal the annual amount reported. Net income per share is calculated independently for each quarter and the full year is based on respective weighted average common shares. Additionally, due to the net loss reported in the first and fourth quarters of each year, the share base used in calculating net income per diluted share does not include the effect of common share equivalents as its effect would be anti-dilutive.

CORPORATE INFORMATION

DIRECTORS:

Stuart D. Neidus (1)
Chairman of the Board and
Chief Executive Officer,
Anthony & Sylvan Pools Corporation

Roger D. Blackwell, Ph.D. (2,3)
Professor of Marketing,
The Ohio State University;
President,
Roger Blackwell Associates, Inc.

Mary Ann Jorgenson, Esq. (1, 2,3)
Partner,
Squire, Sanders & Dempsey LLP

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

Ken F. Sloan
Vice President, Human Resources

Martin A. Iles
Vice President, Treasurer
and Controller

Lawrence M. Mazzenga
Vice President, Operations

Richard E. Mills
Vice President, Builder Division

Philip A. Pascucci
Vice President, Western Division

Anthony F. Pizzelanti
Vice President, Management
Information Systems


CORPORATE HEADQUARTERS:

Mt. Vernon Square o Suite 300
6690 Beta Drive
Mayfield Village, Ohio  44143
(440) 720-3301
(877) 307-SWIM (7946)
(440) 720-3303 FAX

GENERAL INFORMATION:

Annual Meeting
The Annual Meeting of Shareholders
of Anthony & Sylvan Pools Corporation
will be held at the Company's
headquarters:
Mt. Vernon Square o Suite 300
6690 Beta Drive
Mayfield Village, Ohio
on May 4, 2001, at 10 a.m.

Transfer Agent and Registrar
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
(800) 622-6757

Investor Inquiries
Copies of the Company's Annual
Report on Form 10-K as filed
with the Securities and Exchange Commission will be provided upon written request to:

Chief Financial Officer
Anthony & Sylvan Pools Corporation
Mt. Vernon Square o Suite 300
6690 Beta Drive
Mayfield Village, Ohio  44143

Stock Exchange Listing
Anthony & Sylvan Pools Corporation
Common Shares are listed on
the Nasdaq SmallCap Stock Market under the symbol SWIM.

Web site
Company information is
available on our web site at
www.anthonysylvan.com

                            ANTHONY & SYLVAN POOLS
                         SALES DESIGN CENTERS AND RETAIL

                                 [PHOTO OF MAP]

 Stores

* Denotes sales design centers

- Denotes sales design centers and retail stores serving the area


 1*    Mayfield Village, OH
 2*    Allentown, PA
 3-    Doylestown, PA
 4-    Lancaster, PA
 5-    Montgomeryville, PA
 6-    West Chester, PA
 7*    Orange County, NY
 8*    Darien, CT
 9-    Cherry Hill, NJ
10-    Fairfield, NJ
11-    Freehold, NJ
12-    Green Brook, NJ
13*    Newark, DE
14-    Baltimore, MD
15*    Ellicott City, MD
16-    Severna Park, MD
17-    Fairfax, VA
18*    Fredricksburg, VA
19-    Charlotte, NC
20*    Atlanta, GA
21*    Marietta, GA
22*    Jacksonville, FL
23*    Lake County, FL
24*    Orlando, FL (1)
25*    Orlando, FL (2)
26*    Orange City/Deltona, FL
27*    Tampa, FL
28*    Lakeland, FL
29*    Valrico, FL
30*    Okeechobee, FL
31*    Riviera Beach, FL
32*    Ft. Myers, FL
33*    Naples, FL
34*    Pompano, FL
35*    Pembroke Pines, FL
36*    Miami, FL
37*    The Woodlands, TX
38*    Katy, TX
39*    Houston, TX (1)
40*    Houston, TX (2)
41*    Clear Lake, TX
42*    Sienna Plantation, TX
43*    Frisco, TX
44-    Dallas, TX
45*    Grapevine, TX
46*    Arlington, TX
47-    Henderson, NV
48-    Las Vegas, NV (1)
49*    Las Vegas, NV (2)
50*    Orange, CA
51*    Dublin, CA

Visit our web site at www.anthonysylvan.com for addresses and phone numbers for our sales design centers and retail stores

[PHOTO]


[PHOTO] OUR GUARANTEE Only a company with Anthony & Sylvan's financial strength and years of experience can offer a Solid Gold Warranty on every swimming pool that it sells, covering the pool structure, filter tank, heater and other integral components and accessories.

THE ANTHONY & SYLVAN TILE SEAL OF DISTINCTION [PHOTO] appears on each pool we design and build.


[PHOTO]

Anthony & Sylvan Pools Corporation
Mt. Vernon Square --  Suite 300
6690 Beta Drive
Mayfield Village, Ohio 44143
(440) 720-3301
www.anthonysylvan.com