Form 10-K405, Exhibit 13
period 2001-12-31
ANTHONY & SYLVAN POOLS CORP
filed 2002-03-29
CIK 1067606

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT











                                BACKYARD MOMENTS

CONTENTS

Financial
Highlights
1

Letter to
Shareholders
2

Backyard
Moments
4

Satisfied Customers
See the Value
8
                                                [PHOTO]
An Alliance
with Homebuilders
8

Financial Year
in Review
9

Corporate
Information
Inside Back Cover


                  Backyard Moments

                  Doug, Lori and their three children are just one of many thousands of families whose backyard dreams have been fulfilled by Anthony & Sylvan. We feature their backyard in this year's annual report. See how a well-planned backyard environment can make all the difference and provide many years of fun, relaxation, exercise and pure entertainment.

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT

                              FINANCIAL HIGHLIGHTS


(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)          2001          2000          1999
---------------------------------------------------------------------------------------
Net sales                                          $191,725      $201,723      $184,713
Income from operations                                2,270         6,377         3,453
Net income                                            1,380         3,546         1,017
Diluted earnings per share                             0.29          0.76          0.19
Total assets                                         65,998        59,203        56,578
Working capital                                       6,946         1,420           262
Total debt                                            7,555         1,312         4,764
Shareholders' equity                                 35,629        36,424        30,572
Market price of stock at 12/31                         7.35          6.92          4.74


                                        NATIONAL RESOURCES,
                                        LOCAL SERVICE

                                        This map shows the geographic reach of
             [MAP] Anthony & Sylvan Pools' Sales Design Centers and Retail Stores. We also offer modernization services in several markets. Our pool service centers, available in limited markets, can help customers keep their pools and spas working properly. Our web site, www.anthonysylvan.com, contains a complete list of addresses and phone numbers.


[LOGO] ANTHONY & SYLVAN POOLS creates backyard dreams for thousands of families across the United States. We encourage homeowners to dream about what could be - then we deliver it to their backyard. It all starts with one of our custom designs and finishes with quality workmanship and customer service. With more than 50 years of experience and a customer base of more than 350,000 pools and spas already installed, Anthony & Sylvan is truly WHERE AMERICA SWIMS(TM).

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT


                               TO OUR SHAREHOLDERS

Backyard dreams. We are dedicated to fulfilling those dreams. In this annual report, we feature one family from the many thousands of families over the years whose backyard dreams have become a reality. Experience the fun, relaxation and joys of an oasis at home. See why Anthony & Sylvan is the provider of choice for in-ground swimming pools and spas for more than 50 years. Come along with us and find out why Anthony & Sylvan makes backyard dreams come true and is "Where America Swims."

Every year brings its ups and downs and successes and challenges. 2001 was no exception. Our more than five decades of experience in designing and installing in-ground swimming pools and our depth of resources helped us somewhat weather the effects of the ailing economy, low consumer confidence and the tragic events of September 11. As such, the year produced financial results that we were less than happy with. As a result, in challenging years like 2001, financially strong industry leaders such as Anthony & Sylvan dissect the causes and effects of internal and external forces, develop strategies to minimize the future impact that those forces may have on the business, resist the urge to sacrifice long-term profits for short-term gains, and invest in the future.

         With approximately $36 million in equity and no debt except for seasonal borrowings, our strong financial condition and leadership position in the industry enable us to take advantage of short-term opportunities and to fund our long-term growth plans. Rather than dwelling on the past, let me share with you some of the things we have done to better prepare for the future and to increase shareholder value.

IMPROVING CUSTOMER SATISFACTION

At Anthony & Sylvan, our mission is not just about installing swimming pools, but about delighting our customers. That means both our products and processes must fulfill our customers' backyard dreams. Every employee's goal is to satisfy customers. Some of the things we did in 2001 to install additional quality controls and to respond faster to customer inquiries include:

- Establishing a national call center to improve the effectiveness of our selling processes;

- Expanding the use of technology, including SalesLogix(R), our customer contact management software, and PoolDraw(TM), our designing and drafting tool;

- Increasing the number of field project managers by 22 percent to better serve customers; and

- Instituting a new incentive compensation program designed to reward our employees for meeting and exceeding customer expectations.

         We know that satisfied customers lead to increased referrals and new business - in 2001, for example, the number of leads given to us by satisfied customers increased by 30 percent.

                         SERVING THE HOMEBUILDER MARKET

Last year, we decided to invest heavily in expanding our relationships with homebuilders. Historically, even within one market or a single subdivision, homebuilders could be served by numerous pool installers. We have invested in our "national" approach to this segment by:

- Forming "homebuilder" organizations within each of our divisions in all of our markets;

- Developing a separate national "homebuilder" co-branded identity to partner with homebuilders and their customers;

- Participating in home and trade shows, including the largest homebuilder event, the February 2002 International Builders Show in Atlanta, Georgia, where we sponsored a booth and were selected to install the "backyard dream" pool and spa at the New American Home(R), a tri-level showcase home built specifically for the show; and

- Creating numerous, tailored homebuilder programs such as co-op advertising and model pools.

         As a result, the number of homebuilders we serve today is nearly three times the number served at the beginning of 2001, which we believe will pay dividends in 2002 and beyond.

                                                        [PHOTO]

                              GROWING THE BUSINESS

Our primary objective has not changed - to be the leading, most innovative and quality-focused in-ground concrete swimming pool company in the nation and in each market we serve. With less than 5 percent of the overall market, we see huge opportunities for profitable growth. To this end, we started or continued our focus on a number of initiatives in 2001 that should serve us well in the future. The following are some examples.

- We opened four new pool sales offices and our first Florida-based retail store was activated in Tampa, bringing the number of retail stores to 22 in eight states.

- Our average contract value for a new swimming pool increased by more than 21 percent in the last two years, in part by expanding our product offerings in many markets to give customers convenient "one-stop shopping" to include fences, screen enclosures, solar heat, and a variety of complementary products and services that are intrinsic to the enjoyment of the backyard.

- We consolidated seven divisions into two as a way of leveraging our overhead and management talent over wider geographic areas; and

- A newly created position of vice president-marketing was filled by Jim Palmer, a veteran in the pool industry. He joined us from a leading supplier of consumer-oriented pool products with industry-leading retail marketing. In this position, Jim is leading a very focused effort in identifying and launching new products; developing new campaigns aimed at improving the effectiveness of our advertising; growing our retail business; and accelerating the strengthening of the Anthony & Sylvan brand nationally.

         We continue to open new sales offices, enter new markets, increase retail sales and expand our renovation services. Our expansion into new markets not currently served will be accomplished through internal start-up or acquisition. Our criteria for acquisitions start with businesses with outstanding reputations and committed management teams, and include strict standards for growth, profit and being immediately accretive.

                              INVESTING IN PEOPLE

Without question, our most important asset is our people. Our goal of hiring and deploying the best talent and increasing the quality of our organization remains a key strategy. To that end, when it comes to opportunities for personal growth, benefits and just having fun, we have set our sights on emulating the best companies in America. In 2001, we made a significant investment in this important area by establishing the Anthony & Sylvan Institute. Located in Orlando, Florida, the Institute was created to further develop and train employees and third-party installers. Designed with the help of our key partners, the Institute is equipped with state-of-the-art computer technology and a full-scale model pool, including cutaways of the concrete shell, plumbing and electric, all intended to serve as additional training tools. It features a spa, waterfall, lighting options and numerous other accessories that will allow the best possible training on the sale, installation and usage of our products. We also plan to offer training in "soft" skills essential for effective management.

                                    OUTLOOK

Our homebuilder programs, expanding the use of state-of-the-art technologies, investing in people through the Institute, and branding initiatives are ways we are using our financial strength to position us for the future. With numerous opportunities for growth and the strong foundations that we have built, combined with a Board and senior management team that are significantly financially invested, we believe we have an excellent formula for increasing shareholder value. We are well positioned to deliver long-term revenue and profit growth rates of 15 to 20 percent.

         In closing, customers remain our passion and our base for the future. We play a leading role in the swimming pool industry and in making backyard dreams come true. I want to thank our customers, shareholders, employees and suppliers for their continued support.


                              /s/ Stuart D. Neidus

                                STUART D. NEIDUS
                           Chairman of the Board and
                             Chief Executive Officer

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT



                                BACKYARD MOMENTS

WHAT MAKES YOU DREAM? WHAT MAKES FAMILIES LIKE DOUG, LORI AND THEIR CHILDREN WANT AN ANTHONY & SYLVAN SWIMMING POOL? THERE ARE A NUMBER OF
REASONS:


                                      FUN

Many of our customers did not dare dream of owning a swimming pool until their neighbors and friends raved at how much fun they were having. Now, their Anthony & Sylvan pool or spa is the center of fun for many parties and family gatherings. Adding a water volleyball net or basketball hoop will provide hours of fun for adults and children, alike. Watching people of all ages having fun in a pool is enough to lighten the heart and give one a reason to smile.

                                 FAMILY VALUES

With the increased emphasis on family and the growing desire to stay closer to home and enjoy more quality time together, families are looking to their backyard as a special place to enjoy unique family experiences. Like a magnet, the family pool or spa brings the family together. Some call it bonding; others simply call it love - the kind that keeps families close. Our pools bring families together.

                                   RELAXATION

Families are changing the way they look at relaxation and spending more time at home, enjoying their backyard as a comfortable, convenient vacation oasis - a place to unwind from the stresses of the day and be together as a family. Imagine spending quiet afternoons or evenings, poolside, listening to a flowing waterfall or soaking tired muscles in an invigorating spa. Ask anyone who owns a pool how easy it is to read in a comfortable chair next to the sereneness of the water. When the spirit moves you, take a dip for a quick refresher and then plow back into your favorite pages.

                                    FITNESS

Swimming, water aerobics and water sports are great for the health and well-being of people of all ages - young, upbeat professionals; families with toddlers to teenagers; and mature families that include grown children and their grandchildren. The benefits of a spa can be therapeutic as well as relaxing. Many physicians and health trainers believe that swimming and aquatics are the very best exercises for the body. Water exercises are beneficial because they put less stress on limbs and joints.

                                 ENTERTAINMENT

Sharing your backyard paradise with others is a natural form of entertainment. The alluring beauty of the pool draws family, close friends and guests to the pool as a wonderful place to gather for informal get-togethers and parties. It is the perfect setting for a family birthday celebration or a social outing for colleagues and friends. Everything works better outdoors. Food, conversation and impromptu gatherings all are special events when you have a pool.

                                SOUND INVESTMENT

While the swimming pool is often the center of attention, an overall well-planned backyard environment can dramatically increase the value of a home. Adding a spa, picnic area, barbecue or outdoor kitchen, pool house or cabana, as well as landscape and lighting options will provide many years of enjoyment and can bring value to the property.


         DOUG, LORI
         AND THEIR CHILDREN

         Doug and Lori wanted a pool that would serve multiple purposes - its [PHOTO] shape conducive to swimming, playing and relaxing, while having a deck area large enough to entertain friends and family. This 1,200-square-foot pool includes Roman steps, a 12-foot loveseat (swimout), a stone diving platform, and automated, color-changing evening and nighttime lighting.

                                     [PHOTO]

                                     [PHOTO]

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT


            OUR MISSION IS NOT JUST ABOUT INSTALLING SWIMMING POOLS,
                        BUT ABOUT DELIGHTING CUSTOMERS.



                             WHY ANTHONY & SYLVAN?

There are few pool companies in the world with the experience of Anthony & Sylvan Pools. Fewer still have the financial strength to be there when the need for service or renovation may arise. Anthony & Sylvan has been building swimming pools for families like Doug, Lori and their children for more than a half-century, having installed more than 350,000 pools across the country. We serve our customers through a company-owned network of more than 50 sales design offices serving 31 geographic markets in 16 states. Our reputation is synonymous with quality and integrity, backed by a Solid Gold Warranty program that assures homeowners we offer the longevity to meet their maintenance and modernization needs.
         Our track record, our reputation and the credibility of our name testify to our abilities. However, we know that there is always room for improvement. We are constantly making investments in the latest products, techniques and technologies that will benefit our customers. Examples include:

- All of our sales designers are equipped with laptop computers and software aimed at better serving our customers.

- Our web site (www.anthonysylvan.com) is increasingly being accessed by customers to gather information and helpful hints about our products and services. More than 30 percent of our 2001 leads came to us through the Internet, which we directly linked to our contact management software. In some cases, we are able to contact the prospective customer by phone while he or she is still on our web site.

- We have received numerous awards for our ability to satisfy customers with swimming pools built to quality standards. For example, our Charlotte division was selected as the "Best Pool Company" in the Charlotte area by a panel of judges consisting of builders, architects, realtors and designers. This is the second year in a row that we have received this honor.

         Because customer satisfaction matters to us, we survey every customer at the completion of the pool installation. This program provides us with feedback and helps us identify areas where we can improve our processes, communications and delivery times. It also is a valuable tool for asking our customers to give us names of family, friends or neighbors who might be interested in having a swimming pool or spa installed by us.

                                 LOOKING AHEAD

We are poised to take advantage of the many opportunities that lie ahead. We have plans to expand our pool installation business by: n Opening new sales offices;

-    Hiring additional qualified, professional sales designers;

- Increasing marketing efforts and improving the effectiveness of our advertising; and

- Developing the homebuilder market to partner with homebuilders for swimming pool installation during home construction.

         To serve the more than 3 million in-ground swimming pools in use today, we also plan on expanding our renovation and modernization services into other markets beyond those we currently serve. While it is only a small part of our business, the opportunities are huge. Our retail business, which is comprised of 22 retail stores located primarily in the Northeast, is also a target for increased growth plans, and is a logical extension of our customer service philosophy to allow us to build strong customer relationships long after a pool is installed.



         Doug and Lori

         Doug and Lori also wanted a spa large enough to comfortably accommodate [PHOTO] family and friends. This 80-square- foot spa includes 10 jets, color lighting synchronized with the swimming pool lights, and is equipped with an automatic, programmable system that adjusts the water temperature of the pool and spa. The system also controls the various pumps and valves used to clean and filter the pool.

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT

                       SATISFIED CUSTOMERS SEE THE VALUE

We make backyard dreams come true. The following are excerpts from some of the unsolicited thank-you letters that we received last year. Many we post on bulletin boards and office walls as a reminder of why we do what we do.


Your sales person performed her responsibilities in a thoroughly efficient and conscientious manner. She always responded to our phone calls and answered all of our questions.

Pete and Mitzi C., New Jersey

Building a swimming pool is not a fun thing from the physical disruption standpoint - dig a hole, dirt all over everything, etc., but your professionals reduced the disruption factor in every way they could. The result - a beautiful pool that has truly changed our lifestyle.

Thomas and Ann S., Florida

Having such a beautiful pool and spa to show potential buyers in our custom homes is making such a difference. One couple was looking for an entertaining yard, and the pool and spa made a difference for them and obviously for our company.

Custom Homebuilder, Texas

It was a pleasure dealing with your team and the overall project was truly a work of art. The coordination of the various installation phases was flawless.

Michael B., Pennsylvania

Thank you for establishing one of the finest, most professional and courteous teams - people with caring hands and thoughtful minds.

Paul and Debbie M., Ohio

We just wanted to thank your company for doing an outstanding job on the building of our pool. This is the third Anthony & Sylvan Pool that we have built in the past 30 years.

John & Judy M., California

Your people were superior, very professional; no screw-ups. I have recommended two pools that are being dug [now].

Betty and Al B., Nevada

In this era of dot-com companies and business uncertainties, it is nice to know that even after all these years, you honored your warranty. (The pool was built in February 1973, and the letter was received in June 2001.)

Mrs. Robert M., Texas

When we called on you to help us fulfill our dream [of pool ownership], we had no idea of the complexity of the journey which we were about to embark upon. We were at first overwhelmed by the prospect of designing, building and financing our ideas. You stepped in and helped us manage the process. ... Without a company such as Anthony & Sylvan, we would not have had our dream fulfilled. Thank you ... for making this a banner year for fun and entertainment at our house.
Robert, Evelyn, Robby, Spencer and Jensen S., North Carolina


--------------------------------------------------------------------------------

                         AN ALLIANCE WITH HOMEBUILDERS

[LOGO] The new home construction industry has experienced rapid growth over the past few years and is projected to continue to grow at a robust rate. With our national network of offices that are 100 percent company-owned and operated, we are well-positioned to develop and expand relationships with national, regional and local homebuilders. Our goal is to become the pool installer of choice in new housing developments, where the new homeowner's first swim takes place on the day the family moves in and the cost of the pool installation is included in the homeowner's first mortgage.

To this end, we have both hired and re-deployed sales people to identify and develop new homebuilder relationships. The Anthony & Sylvan Home Builder Alliance program was established during 2001 to focus on the specific needs of the homebuilder. We understand the different issues in building on new construction sites as compared with existing residences. Our phase work scheduling is flexible to align with homebuilders' needs. We also offer a powerful array of selling tools including a model pool program; targeted selling brochures; co-op advertising; and dedicated sales personnel and field project managers trained for homebuilder needs.

                    ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT


                          CONSOLIDATED BALANCE SHEETS


ANTHONY & SYLVAN POOLS CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001 AND 2000

(DOLLARS IN THOUSANDS)                                                                            2001           2000
------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and cash equivalents                                                                    $    351       $    422
   Contract receivables, net of allowance for doubtful accounts
     of $680 and $720, respectively                                                               16,897         11,592
   Inventories                                                                                     5,799          5,219
   Prepayments and other                                                                           2,346          1,542
   Deferred income taxes                                                                           2,037          1,914
------------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                       27,430         20,689
Property, Plant and Equipment, at cost:
   Land                                                                                            1,160          1,160
   Buildings and leasehold improvements                                                            3,720          2,963
   Machinery and equipment                                                                        11,879          9,526
------------------------------------------------------------------------------------------------------------------------
       Total                                                                                      16,759         13,649
   Less accumulated depreciation                                                                   7,452          4,975
------------------------------------------------------------------------------------------------------------------------
       Net property, plant and equipment                                                           9,307          8,674

Other Assets:
   Goodwill, net of accumulated amortization                                                      26,276         27,003
   Deferred income taxes                                                                             146             --
   Other                                                                                           2,839          2,837
------------------------------------------------------------------------------------------------------------------------
       Total other assets                                                                         29,261         29,840
------------------------------------------------------------------------------------------------------------------------
       TOTAL ASSETS                                                                             $ 65,998       $ 59,203
========================================================================================================================

Liabilities and Shareholders' Equity
Current Liabilities:
   Current maturities of long-term debt                                                         $      5       $     62
   Accounts payable                                                                                7,383          6,323
   Accrued expenses                                                                               13,029         12,379
   Accrued income taxes                                                                               67            505
------------------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                                  20,484         19,269
------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                                     7,550          1,250
Deferred Income Tax Liabilities                                                                       --              6
Other Long-Term Liabilities                                                                        2,335          2,254
Commitments and Contingencies                                                                         --             --
Shareholders' Equity:
   Serial preferred shares, no par value; 1,000,000 shares authorized, none issued                    --             --
   Common shares, no par value; 29,000,000 shares authorized, 4,665,961 shares issued
     and 4,665,661 outstanding in 2001 and 4,926,047 shares issued and outstanding in 2000        40,305         36,261
   Treasury shares or equivalents, 975,664 in 2001 and 964,555 shares in 2000                     (5,592)        (5,546)
   Retained earnings                                                                                 916          5,709
         Total shareholders' equity                                                               35,629         36,424
------------------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             $ 65,998       $ 59,203
========================================================================================================================



                See notes to consolidated financial statements.

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT

                       CONSOLIDATED STATEMENTS OF INCOME

ANTHONY & SYLVAN POOLS CORPORATION AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(IN THOUSANDS, EXCEPT PER SHARE DATA)              2001             2000           1999
-----------------------------------------------------------------------------------------

Net sales                                        $ 191,725       $ 201,723      $ 184,713
Cost of sales                                      139,627         145,883        136,970
-----------------------------------------------------------------------------------------
Gross profit                                        52,098          55,840         47,743
Operating expenses:
   Selling                                          30,958          30,754         28,382
   Administrative                                   19,360          17,236         15,908
   Non-cash deferred stock compensation               (490)          1,473             --
-----------------------------------------------------------------------------------------
       Total operating expenses                     49,828          49,463         44,290
-----------------------------------------------------------------------------------------
Income from operations                               2,270           6,377          3,453
Interest and other expense                             193             112          1,804
-----------------------------------------------------------------------------------------
Income before income taxes                           2,077           6,265          1,649
Provision for income taxes                             697           2,719            632
-----------------------------------------------------------------------------------------
Net income                                       $   1,380       $   3,546      $   1,017
=========================================================================================
Basic earnings per share                         $    0.30       $    0.86      $    0.21
=========================================================================================
Diluted earnings per share                       $    0.29       $    0.76      $    0.19
=========================================================================================
Weighted average basic shares outstanding            4,649           4,130          4,871
=========================================================================================
Weighted average diluted shares outstanding          4,779           4,678          5,487
=========================================================================================


                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Anthony & Sylvan Pools Corporation and Subsidiaries
For the Years Ended December 31, 2001, 2000 and 1999

                                                                                    Common       Treasury     Retained
(DOLLARS IN THOUSANDS)                                                              Shares        Shares      Earnings       Total
------------------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1998                                                         $     --     $     --     $  6,741     $ 6,741
   Net income                                                                             --           --        1,017       1,017
   Payable to Essef Corporation contributed to capital at split-off                   27,241           --           --      27,241
   Purchase of common shares for treasury (1,109,146 shares)                              --       (6,973)          --      (6,973)
   Issuance of shares under leveraged stock purchase plan (376,147 shares)               154        2,392           --       2,546
------------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1999                                                           27,395       (4,581)       7,758      30,572
   Net income                                                                             --           --        3,546       3,546
   Issuance of shares under leveraged stock purchase plan (84,202 shares)                 44          526           --         570
   Stock dividends                                                                     5,595           --       (5,595)         --
   Exercise of stock options (717,456 shares)                                          1,510       (1,369)          --         141
   Issuance of shares under directors deferred compensation plan (14,608 shares)         244         (122)          --         122
Non-cash deferred stock compensation                                                   1,473           --           --       1,473
------------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2000                                                           36,261       (5,546)       5,709      36,424
   Net income                                                                             --           --        1,380       1,380
   Purchase of common shares for treasury (291,592 shares)                                --       (2,285)          --      (2,285)
   Issuance of shares under leveraged stock purchase plan (76,162 shares)                289          241           --         530
   Stock dividends                                                                     4,095        2,073       (6,173)         (5)
   Non-cash deferred stock compensation                                                 (490)          --           --        (490)
   Issuance of shares under directors deferred compensation plan (10,809 shares)         150          (75)          --          75
------------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2001                                                         $ 40,305     $ (5,592)    $    916     $35,629
====================================================================================================================================


                See notes to consolidated financial statements.

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

ANTHONY & SYLVAN POOLS CORPORATION AND SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(DOLLARS IN THOUSANDS)                                                        2001         2000        1999
------------------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities:

   Net income                                                             $  1,380     $  3,546     $  1,017
   Adjustments to reconcile net income to
     net cash provided by operating activities:
       Depreciation and amortization                                         3,441        2,856        2,627
       Non-cash deferred stock compensation                                   (490)       1,473           --
       Deferred income taxes                                                  (275)         676         (636)
       Other                                                                   104          179          154
   Changes in operating assets and liabilities net of assets acquired:
       Contract receivables                                                 (5,305)      (3,442)       2,206
       Inventories                                                            (580)          63         (946)
       Prepayments and other                                                  (804)        (906)         262
       Accounts payable                                                      1,060          511         (378)
       Accrued and other expenses                                              212          555        1,894
------------------------------------------------------------------------------------------------------------
         Cash provided by/(used in) operating activities                    (1,257)       5,511        6,200
------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
   Additions to property, plant and equipment                               (3,372)      (2,727)      (2,971)
   Other                                                                        --         (154)        (409)
------------------------------------------------------------------------------------------------------------
         Cash used in investing activities                                  (3,372)      (2,881)      (3,380)
------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
   Net transactions with Essef Corporation                                      --           --       (2,120)
   Proceeds from/(repayments of) long-term debt                              6,243       (3,452)       4,260
   Proceeds from exercise of stock options                                      --          141           --
   (Purchase)/sale of treasury shares                                       (1,685)         570       (4,427)
------------------------------------------------------------------------------------------------------------
         Cash provided by/(used in) financing activities                     4,558       (2,741)      (2,287)
------------------------------------------------------------------------------------------------------------
Increase/(Decrease) in Cash and Cash Equivalents                               (71)        (111)         533

Cash and Cash Equivalents:
   Beginning of period                                                         422          533           --
------------------------------------------------------------------------------------------------------------
   End of period                                                          $    351     $    422     $    533
============================================================================================================
Supplemental Cash Flow Information:
   Interest paid                                                          $    188     $    158     $  1,723
   Income taxes paid                                                      $  1,969     $  2,281     $    996
Non-Cash Financing and Investing Activities:
   Payable to Essef Corporation contributed to capital at split-off       $     --     $     --     $ 27,241
============================================================================================================

                See notes to consolidated financial statements.

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT



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

     The Company, Essef and the Acquiring Party entered into various agreements that provided for administrative services, tax sharing and indemnification (the "Agreements"). Among other things, these Agreements provided for the Company to pay a dividend of $17,000,000, subject to certain adjustments, to Essef with the balance of the inter-company payable being contributed to capital retroactive to the split-off date. The potential adjustments to the $17,000,000 primarily related to the net tax benefit, as defined in the Agreements, realized by Essef from the exercise of employee stock options net of the corporate tax payable from the split-off. Pursuant to the Agreements, the calculation of adjustments was made and the Company was not required to pay Essef any of the $17,000,000. As such all of the Company's debt to Essef, which totaled $27,241,000 at the date of the split-off, was contributed to the Company's capital increasing shareholders' equity to approximately $34,700,000 at the date of the split-off.

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

INVENTORIES Inventories consist of materials and equipment purchased for installation or use in pools and are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. At December 31, 2001 and 2000, the Company has a reserve on these inventories of $204,000 and $130,000, respectively.

PROPERTY, PLANT AND EQUIPMENT Depreciation is computed using the straight-line method for financial reporting purposes. Accelerated methods are used for tax reporting purposes. Assets, valued at cost, are generally being depreciated over their useful lives as follows: buildings, 30 years; leasehold improvement, 3 to 7 years; and machinery and equipment, 3 to 15 years.

GOODWILL Goodwill arising from the acquisition of the Company by Essef and from subsequent business acquisitions has been amortized using the straight-line method over 40 years. Accumulated amortization at December 31, 2001 and 2000 was $3,212,000 and $2,475,000, respectively. See New Accounting Standards for a discussion of the impact of new accounting standards that will affect 2002 results.

REVENUE RECOGNITION Revenue from pool installation contracts is recognized on the percentage-of-completion accounting method based on the proportion of total costs incurred during the various phases of installation as a percentage of total estimated contract costs. Revisions in cost and revenue estimates are reflected in the period in which the facts requiring such revisions become known. Provision is made currently for estimated losses on uncompleted installations. The majority of the Company's contracts call for progress payments to be made while completing individual phases of the installation until the final phases of installation, at which time the remaining portion is recognized as a contract receivable. Progress payments in excess of revenue recognized are classified as billings in excess of costs and estimated earnings on uncomplet-

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT



ed contracts, and are included in accrued expenses. Contract costs include direct material, labor, subcontract costs and overheads. Selling and administrative expenses are charged to income as incurred.

WARRANTY The Company accrues an estimate of warranty claims using regression analysis formulas and estimates of the aggregate liability for claims based on the Company's historical experience. The portion of claims the Company estimates will not be paid within one year is included in other long-term liabilities.

INCOME TAXES The Company accounts for income taxes under the asset and liability method. The provision for income taxes includes federal, state and local taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Until August 10, 1999, the Company was included in the consolidated federal income tax return of Essef. All tax amounts were recorded prior to the split-off as if the Company filed separate federal and state tax returns as a stand-alone entity for those periods.

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

RECLASSIFICATIONS Certain reclassifications have been made to the 2000 and 1999 consolidated financial statements to make the presentation consistent with the current period.

NEW ACCOUNTING STANDARDS Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The Company adopted the statement effective January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position or results of operations of the Company because the Company does not have derivative activity.

     In July 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets," which will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No.
142. The Company is required to adopt the provisions of Statement No. 142 effective January 1, 2002. Upon adoption, the Company will cease to amortize approximately $26.3 million of goodwill. It had recorded approximately $737,000 of amortization of goodwill in 2001 and would have recorded a similar amount of amortization in 2002.

     In lieu of amortization, the Company is required to perform an initial impairment review of goodwill in 2002 and an annual impairment review thereafter. The initial review should be completed during the first quarter of 2002. Management does not expect to record an impairment charge upon completion of the initial impairment review. However, there can be no assurance that at the time the review is completed, a material impairment charge will not be recorded.

     In October 2001, the FASB issued Statement No. 144, "Accounting for the Impairment of Long-Lived Assets." This Statement, which supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement No. 121, the Statement significantly changes the criteria that would have to be met to classify an asset as held-for-sale. This distinction is important because assets held-for-sale are stated at the lower of their fair values or carrying amounts and depreciation is no longer recognized. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company believes that the adoption of Statement No. 144 will not have any material effect on its consolidated financial position, results of operations or cash flows.

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

(IN THOUSANDS, EXCEPT PER SHARE DATA)     2001        2000        1999
-----------------------------------------------------------------------

Numerator:
   Net income available
     to common shareholders              $1,380      $3,546      $1,017
=======================================================================
Denominator:
   Weighted average common
     shares outstanding                   4,649       4,130       4,871
   Dilutive effect of stock options         130         548         616
-----------------------------------------------------------------------
Denominator for net income
   per diluted share                      4,779       4,678       5,487
=======================================================================
Earnings per share:
   Basic                                 $ 0.30      $ 0.86      $ 0.21
=======================================================================
   Diluted                               $ 0.29      $ 0.76      $ 0.19
=======================================================================


3
RELATED PARTY TRANSACTIONS

With the exception of certain capitalized lease obligations, from January 1, 1999 to June 30, 1999 the Company did not have external sources of borrowings, and as such, relied upon Essef as its primary source of funding. There was no interest charged on the inter-company account between June 30, 1999 and the date of the split-off, August 10, 1999. Total interest charges on the inter-company account for the six months ended June 30, 1999 were $1,683,000. At the date of the split-off, the balance of the inter-company account was contributed to capital (see Note 1).

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT


     From January 1, 1999 through August 10, 1999, the Company purchased swimming pool and spa equipment used in its swimming pool installations from companies who were also wholly owned subsidiaries of Essef. These purchases were made on an arm's length basis, on terms similar to those to which those companies sell to their other customers and were not subject to any long- term supply agreements. Total purchases from these related companies for the period from January 1, 1999 through August 10, 1999 were approximately $9,816,000.

4
ACCRUED EXPENSES

Accrued expenses consist of the following at December 31:

(DOLLARS IN THOUSANDS)                             2001             2000
------------------------------------------------------------------------

Billings in excess of costs and estimated
   earnings on uncompleted contracts             $ 6,108         $ 4,851
Warranty                                           2,349           2,060
Accrued compensation                               3,003           4,229
Other                                              1,569           1,239
------------------------------------------------------------------------
   Total                                         $13,029         $12,379
========================================================================

5
Long-Term Debt

Long-term debt consists of the following at December 31:

(DOLLARS IN THOUSANDS)                             2001          2000
------------------------------------------------------------------------

Revolving credit facility                         $7,550        $1,250
Other obligations                                      5            62
Less current maturities                               (5)          (62)
------------------------------------------------------------------------
   Total                                          $7,550        $1,250
========================================================================


     The Company has a $35 million revolving credit facility ("Credit Facility") with a group of banks secured by the assets of the Company. On December 31, 2001 the Credit Facility was amended to extend the maturity date of the agreement to August 10, 2004. It may be extended in one-year increments after that with the approval of the bank group. The Company's borrowing capacity and interest rates under the Credit Facility are based on its profitability and leverage. Interest is charged at increments over either Prime or LIBOR rates. In addition a 37.5 basis points commitment fee is payable on the total amount of the unused commitment. As of December 31, 2001, the effective interest rates on the outstanding borrowings ranged from 3.65% to 5.13%. The amended Agreement provides for a seasonal increase in available borrowings during the first quarter of each year. Total available borrowing capacity under the Credit Facility as of January 1, 2002 is $11.8 million. The Company is in compliance with all of its debt covenants under the Credit Facility.

     Aggregate maturities of long-term debt are the following: 2002, $5,000; and 2004, $7,550,000.

6
OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following at December 31:

(DOLLARS IN THOUSANDS)                         2001            2000
---------------------------------------------------------------------

Warranty                                      $1,200          $1,200
Deferred compensation                          1,135           1,054
---------------------------------------------------------------------
   Total                                      $2,335          $2,254
=====================================================================

     Long-term warranty expense represents the portion of warranty claims the Company estimates will not occur within one year. The deferred compensation liability relates to amounts deferred by officers and directors of the Company as part of a deferred compensation plan maintained for those participants. The plan provides participants the opportunity to defer a portion or all of their compensation until such time as the officers are no longer employed by the Company or the directors no longer serve on the Company's Board. The Company has funded virtually all of its obligations under the plan through a deferred compensation plan trust.

7
INCOME TAXES

The significant components of the provision for income taxes are as follows:

(DOLLARS IN THOUSANDS)             2001           2000           1999
-----------------------------------------------------------------------
Current:
   Federal                       $  816          $1,819         $  598
   State                            156             224            136
-----------------------------------------------------------------------
     Total current                  972           2,043            734
=======================================================================
Deferred:
   Federal                         (264)            669            (97)
   State                            (11)              7             (5)
-----------------------------------------------------------------------
     Total deferred                (275)            676           (102)
-----------------------------------------------------------------------
     Total                       $  697          $2,719         $  632
=======================================================================

     The Company's deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are comprised of the following items:

                                               2001      2000
-----------------------------------------------------------------

Deferred tax assets:
   Warranty reserve                           $1,277     $1,173
   Compensation and benefits                     931        970
   Depreciation                                  359         --
   Other                                         806        709
-----------------------------------------------------------------
     Total deferred tax assets                 3,373      2,852
=================================================================
Deferred tax liabilities:
   Goodwill                                   (1,190)      (927)
   Depreciation                                   --        (17)
-----------------------------------------------------------------
     Total deferred tax liabilities           (1,190)      (944)
=================================================================
       Net deferred tax asset                 $2,183     $1,908
=================================================================

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT


     The consolidated tax provision differs from the tax provision computed at the statutory United States tax rate of 34 percent as follows:

(DOLLARS IN THOUSANDS)                            2001         2000        1999
--------------------------------------------------------------------------------

Tax provision at statutory Federal rate          $  706       $2,130      $  561
State income taxes                                   96          134          66
Non-deductible stock compensation
   and goodwill                                    (109)         453          --
Other items, net                                      4            2           5
--------------------------------------------------------------------------------
Provision for income taxes                       $  697       $2,719      $  632
================================================================================


8
CAPITAL STOCK AND STOCK OPTION PLANS

On May 4, 2001, the Board of Directors authorized a 10% stock dividend to be distributed on May 30, 2001 to shareholders of record on May 16, 2001. On October 25, 2001, the Board of Directors authorized a second 10% stock dividend to be distributed on November 30, 2001 to shareholders of record on November 16, 2001. The consolidated financial statements have been retroactively restated to reflect the number of shares outstanding following both 10% dividends.

     On January 4, 2001, based on the authorization of its Board of Directors, the Company purchased a block of 250,000 shares of its common stock, in a private transaction at $8.00 per share. Additionally on April 3, 2001, the Board of Directors authorized the purchase of up to one million shares of the common stock outstanding. Based on this authorization, the Company purchased a block of 41,292 shares of its common stock, in a private transaction with a former officer of the Company at $7.61 per share and purchased 300 shares of its common stock on the open market at an average price of $6.72 per share.

     Based on authorizations of the Board of Directors between October 27 and December 31, 1999, the Company purchased 72,100 shares of its common stock on the open market at an average price of $6.82 per share and on December 28, 1999 the Company purchased a block of 1,037,046 common shares or approximately 32% of the outstanding common shares in a private transaction at $6.25 per share.

     At the time of the split-off from Essef (see Note 1), stock options held by persons who became officers or directors of the Company were also split-off so that the potential ownership these employees had in Essef would remain consistent with that in the Company. This resulted in the allocation to the Company of 847,429 fully vested options. 717,456 of these options were exercised in 2000 with 711,406 of the shares being transferred to a deferred compensation plan trust. Of the remaining options, 8,179 expire in January 2004 and 121,794 expire in September 2006. The exercise prices for these options of $1.11 and $1.17, respectively, were determined based on a formula that included the Company's first day's trading price following the split-off and the original exercise price.

     Also at the time of the split-off, the Company established a long-term incentive plan (the "Long-Term Incentive Plan") for employees and directors providing for 10 year options for the purchase of up to 732,050 shares of the Company's common stock. Under this plan there are 432,667 options outstanding with exercise prices ranging from $4.94 to $10.93 per share that have been granted to certain officers and directors of the Company. These options vest over periods ranging from one to five years from the date of the grant.

     As part of the Company's compensation plans, certain officers and directors of the Company have been given the opportunity to purchase shares of the Company's common stock under a Leveraged Stock Purchase Plan for an amount generally up to two times their base compensation at fair market value. Under this plan the current officers and directors have purchased 637,859 shares of the Company's common stock at an average price of $4.90 per share. For every share of common stock purchased under the Plan, participants received .40 of a stock option representing in total 284,018 stock options with exercise prices ranging from $4.65 to $7.05 per share. These options vest over periods ranging from two to five years from the date of the grant. At the election of each officer or director, the stock purchases could be financed through full recourse external borrowings guaranteed by the Company and secured by the stock. The Company has agreed to advance to the participants the interest on the obligation. At December 31, 2001 the Company has guaranteed total borrowings of $3,127,000 under the Plan.

     The Company amended the Long-Term Incentive Plan effective April 1, 2001 to eliminate features that required variable accounting treatment. As a result of the amendment, the Company no longer accounts for any portion of the Long-Term Incentive Plan as a variable plan.

     The following table summarizes the activity in the Long-Term Incentive Plan from the date of the split-off.

                                                     NUMBER   WEIGHTED AVERAGE
                                                   OF OPTIONS  EXERCISE PRICE
----------------------------------------------------------------------------

Outstanding at August 10, 1999                            --             --
   Initial Grants                                    407,752       $  10.93
   Subsequent Grants tied to participation
     in leveraged stock purchase plan.               256,218       $   4.65
----------------------------------------------------------------------------
Outstanding at December 31, 1999                     663,970       $   8.50
   Grants                                            119,660       $   8.12
   Cancelled                                        (158,185)      $   8.87
----------------------------------------------------------------------------
Outstanding at December 31, 2000                     625,445       $   8.41
   Grants                                             91,240       $   9.14
----------------------------------------------------------------------------
Outstanding at December 31, 2001                     716,685       $   8.49
----------------------------------------------------------------------------
Exercisable at December 31, 2001                     206,451       $   7.69
============================================================================


     The following table summarizes information about the Company's options:

    Exercise      Number      Weighted Average    Weighted Average
     Price      of Options     Remaining Life      Exercise Price
------------------------------------------------------------------

   $ 4.65-7.05    292,040            8.0                $ 4.95
   $10.93         424,645            7.7                $10.93
===================================================================

     The Company applies APB Opinion No. 25 and related interpretations in accounting for stock based compensation arrangements. Prior to its amendment on April 1, 2001, a portion of the Long-Term Incentive Plan was accounted for as a variable plan. The Company recorded a non-cash deferred compensation credit of $0.5 million in 2001 and a non-cash deferred compensation expense of $1.5 million in 2000 related to that plan. Had compensation cost for the Company's other stock options been determined based on the fair value at the grant date of those options consistent with the methods of SFAS No. 123, there would not have been a material impact on the Company's reported amount of net income or diluted earnings per share.

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT

9
OPERATING LEASES

The Company leases certain of its facilities and equipment. Total rental expenses under operating leases for the years ended December 31, 2001, 2000 and 1999 were $2,993,000, $2,565,000 and $2,391,000, respectively. Minimum annual rental commitments for the next five years under non-cancelable operating leases are the following: 2002, $2,467,000; 2003, $1,903,000; 2004, $1,558,000; 2005,
$1,138,000; 2006, $544,000; and thereafter, $527,000.

10
RETIREMENT PLANS

The Company maintains a 401(K) retirement plan covering substantially all of its employees. Participants are permitted to make pretax contributions to the plan as a percentage of compensation. The Company matches participant contributions, up to specified limits. Total Company contributions for the years ended December 31, 2001, 2000 and 1999 were $812,000, $1,000,000 and $925,000, respectively.

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

     The Board of Directors through its Audit Committee, which is composed entirely of Directors who are neither officers nor employees of the Company, has oversight responsibilities with respect to the Company's financial audit and reporting process and system of internal controls. The Audit Committee meets periodically with management and with the independent public accountants to review and assess the activities of each in meeting their respective responsibilities.

     The annual audit by the independent accountants provides an objective, independent review of management's discharge of its responsibilities as they relate to the fairness of reported operating results and financial condition. The auditors obtain and maintain an understanding of the Company's accounting and financial controls and conduct such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the Company's consolidated financial statements. The independent accountants have full access to the Audit Committee at all times to discuss with and without management present, the results of their audit work, the adequacy of internal accounting controls, and the quality of financial reporting.



/s/ Stuart D. Neidus                            /s/ William J. Evanson

Stuart D. Neidus                                William J. Evanson
Chairman and                                    Executive Vice President and
Chief Executive Officer                         Chief Financial Officer

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders,
Anthony & Sylvan Pools Corporation

We have audited the accompanying consolidated balance sheet of Anthony & Sylvan Pools Corporation and Subsidiaries (the Company) as of December 31, 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the year ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Anthony & Sylvan Pools Corporation and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


KPMG LLP
Cleveland, Ohio
February 15, 2002



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders,
Anthony & Sylvan Pools Corporation

We have audited the accompanying consolidated balance sheet of Anthony & Sylvan Pools Corporation and Subsidiaries (the "Company") as of December 31, 2000 and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2000, the results of the Company's operations and cash flows for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche  LLP

Deloitte & Touche  LLP
Cleveland, Ohio
March 28, 2001

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The Company believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION Revenue from pool installation contracts is recognized on the percentage-of-completion accounting method based on the proportion of total costs incurred during the various phases of installation as a percentage of total estimated contract costs. Revisions in cost and revenue estimates are reflected in the period in which the facts requiring such revisions become known. Provision is made currently for estimated losses on uncompleted installations. The majority of the Company's contracts call for progress payments to be made while completing individual phases of the installation until the final phases of installation, at which time the remaining portion is recognized as a contract receivable. Progress payments in excess of revenue recognized are classified as billings in excess of costs and estimated earnings on uncompleted contracts, and are included in accrued expenses. Contract costs include direct material, labor, subcontract costs and overheads. Selling and administrative expenses are charged to income as incurred.

WARRANTY The Company accrues an estimate of warranty claims using regression analysis formulas and estimates of the aggregate liability for claims based on the Company's historical experience. The portion of claims the Company estimates will not be paid within one year is included in other long-term liabilities.

RESULTS OF OPERATIONS

2001 COMPARED WITH 2000 Net sales in 2001 of $191.7 million decreased 5.0% from 2000 net sales of $201.7 million. The decrease was primarily attributable to a 14.1% decrease in new pool units produced, partially offset by a 10.2% increase in average selling prices of new pools and increases in retail stores activity.

     Gross profit decreased to $52.1 million in 2001 from $55.8 million in 2000 as a result of the decrease in net sales. As a percentage of sales, gross profit decreased slightly from 27.7% in 2000 to 27.2% in 2001 as a result of spreading higher fixed construction expenses over a lower revenue base.

     Operating expenses include selling and administrative expenses, which increased by $0.3 million to $49.8 million in 2001 from $49.5 million in 2000. Higher administrative costs associated with improvements that have been made in the Company's infrastructure and operating methods were partially offset by reductions in both short-term and long-term incentive compensation expense. The combination of lower revenues and higher administrative costs resulted in operating expenses as a percentage of sales increasing from 24.5% in 2000 to 26.0% in 2001. Operating expenses in 2000 include $1.5 million of non-cash deferred compensation expense related to the Company's long-term incentive plan compared with a credit of $0.5 million in 2001.

     The Company's effective tax rate decreased from 43.4% in 2000 to 33.6% in 2001, primarily as a result of the decrease in non-cash deferred compensation related to the Company's long-term incentive plan. As a result of the above items, net income decreased $2.1 million to $1.4 million in 2001. Net income per diluted share decreased $0.47 to $0.29 per share in 2001. On a pro-forma basis, excluding the impact of non-cash deferred compensation, pro-forma net income of $0.9 million, or $0.19 per share, in 2001 compared with pro-forma net income of $5.0 million, or $1.06 per share, in 2000.

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

     Operating expenses include selling and administrative expenses, which increased by $3.7 million to $48.0 million in 2000 from $44.3 million in 1999. Operating expenses also include $1.5 million in 2000 for non-cash deferred stock compensation expense related to the Company's Long-Term Incentive Plan. As a percentage of sales, overall operating expenses increased slightly from 24.0% in 1999 to 24.5% in 2000. The dollar increase was primarily attributable to increased spending for sales and lead generating activities and increases in incentive compensation, both cash and non-cash, as a result of increased sales and profits and changes in the Company's stock price as it related to the non-cash deferred stock compensation expense.

     Interest and other expense decreased $1.7 million from $1.8 million in 1999 to $0.1 million in 2000. The reduction in interest expense was attributable to the change in the capital and debt structure as a result of the split-off from the Company's former Parent, Essef Corporation ("Essef Corporation"), into a stand-alone public company in August 1999. Interest was paid on external borrowings in 2000, while the interest paid in 1999 was paid to Essef through an inter-company borrowing arrangement.

     The Company's effective tax rate was 43.4% in 2000 compared with 38.3% in 1999. The higher effective tax rate was the result of the non-cash deferred stock compensation expense of $1.5 million only receiving a $67,000 deferred tax benefit and an aggregate reduction in state income taxes in the states where Anthony & Sylvan operates.

     As a result of the above items, net income increased $2.5 million to $3.5 million and earnings per diluted share, benefiting from a lower number of shares outstanding, increased $0.57 per share from $0.19 per share in 1999 to $0.76 per share in 2000.

LIQUIDITY AND CAPITAL RESOURCES For the year ended December 31, 2001, cash flow used in operating activities was $1.3 million compared with cash flow from operating activities of $5.5 million in 2000. The decrease in comparative annual cash flow amounts was attributable to decreases in net income of $2.1 million, decreases in non-cash charges of $2.4 million (including $2.0 million of non-cash deferred stock compensation expense) combined with increases in

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT


working capital of $5.5 million. The increase in working capital in 2001 is primarily attributable to increases in receivables of $5.3 million in 2001 compared with increases of $3.4 million in 2000 as a result of revenue generated under deferred payment sales programs run in the Company's Northeast markets during the fourth quarters of each of the two years.

     Capital expenditures in 2001 were $3.4 million compared with $2.7 million in 2000. The increase is primarily attributable to the Company's investment in computers and related software and its new employee training center in Orlando, Florida. Funding for cash flow used in operating activities, increased working capital, capital expenditures and the acquisition of $1.7 million of treasury shares was accomplished through external bank borrowings, which totaled $7.5 million at December 31, 2001. The Company does not have any off-balance sheet financing activities.

     On August 10, 1999 a third party acquired the Company's former Parent, Essef Corporation, in a merger transaction that included the Company being split off to Essef's common shareholders as part of the merger consideration. In accordance with the terms of the merger agreement, subsequent to June 30, 1999 the Company separated its cash management activities from Essef. Therefore, the Company could no longer be advanced funds from Essef while retaining its after-tax cash flow after such date. Additionally, the Company was not required to pay to Essef any of the $17,000,000 that might have been due under certain adjustment mechanisms related to the Company's split-off from Essef. As such, all of the Company's debt to Essef, which totaled $27.2 million at the date of the split-off, was contributed to the Company's capital at the date of the split-off.

     The Company has a $35 million revolving credit facility ("Credit Facility") with a group of banks secured by the assets of the Company. On December 31, 2001 the Credit Facility was amended to extend the maturity date of the agreement to August 10, 2004. It may be extended in one-year increments with the approval of the bank group. The Company's borrowing capacity and interest rate under the Credit Facility are based on its profitability and leverage. Interest is charged at increments over either Prime or LIBOR rates. In addition, a 37.5 basis points commitment fee is payable on the total amount of the unused commitment. As of December 31, 2001 the effective interest rate on the outstanding borrowings under the Credit Facility ranged from 3.65% to 5.13%. The amended agreement provides for a seasonal increase in available borrowings during the first quarter of each year. Total available borrowing capacity under the Facility as of January 1, 2002 is $11.8 million. The Company is in compliance with all of its debt covenants under the Credit Facility.

     The Company believes that existing cash and cash equivalents, internally generated funds, and funds available under its line of credit will be sufficient to meet its needs.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to various market risks, including changes in pricing of equipment, materials and contract labor, and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as commodity prices and interest rates. The Company does not enter into financial instruments to manage and reduce the impact of these risks. Further, the Company does not enter into derivatives or other financial instruments for trading or speculative purposes.

     The Company is exposed to cash flow and fair value risk arising out of changes in interest rates with respect to its long-term debt. Information with respect to the Company's principal cash flows and interest rates on long-term debt at December 31, 2001 is included in the Consolidated Financial Statements.

     Prior to an amendment of the Company's Long-Term Incentive Plan on April 1, 2001, the Company's financial results were impacted by fluctuations in its stock price, as a portion of the Company's Long-Term Incentive Plan was being treated as a variable versus a fixed stock, option or award plan. As a result of the amendment, the Company no longer accounts for any portion of the Plan as a variable plan.

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

PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this report and other materials filed with the Securities and Exchange Commission (as well as information included in oral or other written statements made or to be made by the Company) contains statements that are forward-looking. All forward-looking statements are based on current expectations regarding important risk factors, including but not limited to: the costs of integrating acquired businesses; dependence on existing management; consumer spending and market conditions and weather. Accordingly, actual results may differ from those expressed in any forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed herein will be achieved.

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT

                            SELECTED FINANCIAL DATA


ANTHONY & SYLVAN POOLS CORPORATION AND SUBSIDIARIES

(IN THOUSANDS, EXCEPT PER SHARE DATA)                       ANTHONY & SYLVAN                                          PREDECESSOR
---------------------------------------------------------------------------------------------------------------------------------
                                                                YEARS ENDED                          EIGHT MONTHS     FOUR MONTHS
                                                                DECEMBER 31,                         DECEMBER 31,      APRIL 30,
---------------------------------------------------------------------------------------------------------------------------------
                                            2001            2000          1999            1998           1997          1997(1)
---------------------------------------------------------------------------------------------------------------------------------

OPERATING DATA
Net Sales                                $ 191,725       $ 201,723      $ 184,713      $ 155,765      $  98,829       $28,883
Cost of Sales                              139,627         145,883        136,970        113,873         70,814        22,291
Gross Profit                                52,098          55,840         47,743         41,892         28,015         6,592
Gross Profit %                                27.2%           27.7%          25.8%          26.9%          28.3%         22.8%
Income from Operations                       2,270           6,377          3,453          5,538          8,839        (3,461)
% of Sales                                     1.2%            3.2%           1.9%           3.6%           8.9%       -12.0%
Net Income                                   1,380           3,546          1,017          2,188          4,553        (2,414)
Diluted Earnings per Share               $    0.29       $    0.76      $    0.19      $    0.40      $    0.82           N/A

BALANCE SHEET DATA

Total Assets                             $  65,998       $  59,203      $  56,578      $  54,273      $  42,620           N/A
Working Capital                              6,946           1,420            262          2,176            966           N/A
Total Debt                                   7,555           1,312          4,764         29,865         24,638           N/A
Shareholders' Equity                        35,629          36,424         30,572          6,741          4,553           N/A
Debt to Total Capital                           17%              3%            13%            82%            84%          N/A

OTHER DATA
Cash Flow from Operations                $  (1,257)      $   5,511      $   6,200      $   1,019      $    (687)      $ 2,021
Capital Expenditures                         3,372           2,727          2,971          2,407          1,019           259
Depreciation and Amortization                3,441           2,856          2,627          2,254          1,070           470
Non-cash deferred compensation                (490)          1,473
EBITDA                                       5,711           9,233          6,080          7,792          9,909        (2,991)
Average Shares Outstanding
   Basic                                     4,649           4,130          4,871          4,915          4,952           N/A
   Diluted                                   4,779           4,678          5,487          5,523          5,559           N/A
Market Price of Stock
   High                                  $    9.09       $    8.68      $    5.51            N/A            N/A           N/A
   Low                                   $    5.91       $    4.61      $    2.73            N/A            N/A           N/A
   Period End                            $    7.35       $    6.92      $    4.74            N/A            N/A           N/A
Market Capitalization At December 31     $  34,295       $  34,095      $  18,371            N/A            N/A           N/A
---------------------------------------------------------------------------------------------------------------------------------

(1) May 1, 1997 represents the date that certain assets and assumed liabilities were purchased from the Predecessor company.



                   UNAUDITED QUARTERLY FINANCIAL INFORMATION

(DOLLARS IN THOUSANDS,
EXCEPT PER SHARE DATA)                 1ST QUARTER                2ND QUARTER             3RD QUARTER            4TH QUARTER
-----------------------------------------------------------------------------------------------------------------------------------
                                    2001          2000         2001        2000        2001        2000        2001          2000
-----------------------------------------------------------------------------------------------------------------------------------

Net sales                       $    26,089     $ 30,391     $ 68,685    $ 67,199    $ 57,118    $ 63,188    $ 39,833     $ 40,945
Gross profit                          4.990        6,453       21,613      20,480      15,867      18,203       9,628       10,704
Income from operations               (5,131)      (3,310)       6,522       5,700       2,681       4,809      (1,802)        (822)
Net income/(loss)                    (3,176)      (2,212)       4,184       3,306       1,681       3,216      (1,309)        (764)
Net income per basic share      $     (0.68)    $  (0.58)    $   0.90    $   0.84    $   0.36    $   0.81    $  (0.28)    $  (0.16)
Net income per diluted share    $     (0.68)    $  (0.58)    $   0.87    $   0.72    $   0.35    $   0.69    $  (0.28)    $  (0.16)
-----------------------------------------------------------------------------------------------------------------------------------


The sum of the quarterly net income per share does not equal the annual amount reported. Net income per share is calculated independently for each quarter and the full year is based on respective weighted average common shares. Additionally, due to the net loss reported in the first and fourth quarter of both years the share base used in calculating net income per diluted share does not include the effect of common share equivalents as its effect would be anti-dilutive.

                   ANTHONY & SYLVAN POOLS 2001 ANNUAL REPORT

                              CORPORATE INFORMATION

DIRECTORS:                                      William J. Evanson                         GENERAL INFORMATION:
                                                Executive Vice President and
Stuart D. Neidus (1)                            Chief Financial Officer                    ANNUAL MEETING
Chairman of the Board and                                                                  The Annual Meeting of Shareholders
Chief Executive Officer,                        Thomas J. Casey                            of Anthony & Sylvan Pools Corporation
Anthony & Sylvan Pools Corporation              Vice President, Sales                      will be held at the Company's
                                                                                           headquarters:
Roger D. Blackwell, Ph.D. (2,3)                 Martin J. Degnan                           Mt. Vernon Square - Suite 300
Professor of Marketing,                         Vice President, General Counsel            6690 Beta Drive
The Ohio State University;                      and Secretary                              Mayfield Village, Ohio
President,                                                                                 on May 1, 2002, at 10 a.m.
Roger Blackwell Associates, Inc.                Martin A. Iles
                                                Vice President, Treasurer                  TRANSFER AGENT AND REGISTRAR
Mary Ann Jorgenson, Esq. (1, 2,3)               and Controller                             National City Bank
Partner,                                                                                   Corporate Trust Operations
Squire, Sanders & Dempsey LLP                   Lawrence M. Mazzenga                       P.O. Box 92301
                                                Vice President, Operations                 Cleveland, Ohio 44193-0900
Thomas B. Waldin (1,2,3)                                                                   (800) 622-6757
Former Chief Executive Officer,                 Richard E. Mills
Essef Corporation;                              Vice President, Builder Division           INVESTOR INQUIRIES
Private Investor                                                                           Copies of the Company's Annual
                                                James E. Palmer                            Report on Form 10-K as filed
Committees of the Board:                        Vice President, Marketing and Retail       with the Securities and Exchange
1.  Executive Committee                                                                    Commission will be provided upon
2.  Audit Committee                             Anthony F. Pizzelanti                      written request to:
3.  Compensation Committee                      Vice President, Management
                                                Information Systems                        Chief Financial Officer
                                                                                           Anthony & Sylvan Pools Corporation
CORPORATE OFFICERS:                             Ken F. Sloan                               Mt. Vernon Square - Suite 300
                                                Vice President, Human Resources            6690 Beta Drive
Stuart D. Neidus                                                                           Mayfield Village, Ohio 44143
Chief Executive Officer
                                                CORPORATE HEADQUARTERS:                    STOCK EXCHANGE LISTING
Howard P. Wertman                                                                          Anthony & Sylvan Pools Corporation
President                                       Mt. Vernon Square - Suite 300              Common Shares are listed on
                                                6690 Beta Drive                            the Nasdaq SmallCap Stock Market
Richard M. Kelso                                Mayfield Village, Ohio  44143              under the symbol SWIM.
Executive Vice President and                    (440) 720-3301
Chief Operating Officer                         (877) 307-SWIM (7946)                      WEB SITE
                                                (440) 720-3303 FAX                         Company information is
                                                                                           available on our web site at
                                                                                           www.anthonysylvan.com

                                    [PHOTO]

Anthony & Sylvan Pools Corporation
Mt. Vernon Square - Suite 300
6690 Beta Drive
Mayfield Village, Ohio 44143
440.720.3301
www.anthonysylvan.com